

THE GIFT OF LIFE

ANNUAL REPORT 2001

GUIDANT

FINANCIAL HIGHLIGHTS

Guidant Corporation

Year Ended December 31	2001	As Adjusted 2001[1]	2000	As Adjusted 2000[2]	Growth As Adjusted %
In millions, except per share data					
Net sales	$2,707.6	$2,707.6	$2,548.7	$2,548.7	6.2%
Gross profit	2,045.3	2,045.3	1,944.6	1,944.6	5.2%
% of Net sales		75.5%		76.3%	
Research and development	381.4	381.4	353.2	353.2	8.0%
% of Net sales		14.1%		13.8%	
Net income	484.0	509.2	374.3	491.5	3.6%
% of Net sales		18.8%		19.3%	
Earnings per share – diluted	$ 1.58	$ 1.66	$ 1.21	$ 1.58	4.9%

[1] Adjusted net income and earnings per share – diluted (EPS) exclude the effects of a fourth quarter pre-tax purchased research and development charge of $45.0 million pertaining to the acquisition of embolic protection device technology from Metamorphic Surgical Devices, LLC and a first quarter special charge for pre-tax expenses totaling $25.0 million for a field action related to the first generation VENTAK® PRIZM™ Implantable Defibrillator and the voluntary recall of the ANCURE® ENDOGRAFT® System. The tax impact of these items was $14.8 million.

[2] Adjusted net income and EPS exclude a pre-tax special item of $127.0 million related to the write-off of an Impulse Dynamics unexercised option. The tax impact of this item was $9.8 million.

See note 4 in the notes to the consolidated financial statements for further description of these items.

TABLE OF CONTENTS

On the cover: Li Jianguo is a beating heart surgery patient from Beijing, China. His story appears on page 3 of this report.

THE GIFT OF LIFE

The field of medicine was once described as the only profession on earth that

labors to destroy the reason for its own existence.[1] More than 100 years later,

that description is still as apt as ever. The dedication, diligence and commitment

of today's physicians continue to lead the charge in our battle to eradicate the

ravages of illness. And the people of Guidant are proud to be a part of that effort,

providing a powerful arsenal of advanced medical technologies for the treatment

of cardiac and vascular disease. This year's annual report celebrates the progress

that technological innovation has fueled, the physicians whose determination and

resolve never falter, and the millions of patients around the world whose lives

Guidant has touched. It's an invincible partnership—patients, physicians and

Guidant—focused together on the gift of life.

[1] James Bryce, a professor of civil law at Oxford University, England, and a Member of Parliament in the late nineteenth century.



WAN FENG, M.D. CHAIRMAN OF CARDIAC SURGERY
PEOPLE'S HOSPITAL, BEIJING, CHINA

"Li Jianguo was referred to me last December because of recurring angina, sometimes continuing for up to three days at a time. Li had been diagnosed with coronary artery disease years ago, and had undergone conventional bypass surgery in 1993. Since the recent onset of angina, his medication had been greatly increased, but he was still symptomatic. This 52-year-old businessman wanted to be completely symptom-free so he could return to his work and reclaim his life. The problem was that two of the main arteries in his heart were totally occluded (blocked). Without surgical treatment, his symptoms would have become more severe, and he would have faced a possible heart attack or even sudden death. Beating heart surgery was the best choice. We know that the risk of conventional cardiac surgery is mostly related to the heart-lung machine. If we can avoid that—by operating off-pump—we can avoid most complications, like inflammation, kidney failure, lung dysfunction and cognitive deficit. It's a good procedure for patients like Li. He's recovering well and doing fine."



> > "I was home from the hospital soon after surgery, and back to work right after the Chinese Lunar New Year in February, organizing the International Printing Technology Exhibition to be held in Beijing this May. I'm back to my life again, and the power of science has made it happen."

LI JIANGUO
BEIJING, CHINA



Testing for the VASOVIEW system, which includes more than 44 components, involves 50 separate performance evaluations.

When performing beating heart surgery, the surgeon makes about 8–12 stitches on vessels slightly larger than a "D" on a dime, while the stabilizer holds the heart steady.

In 2001, Guidant spent more than 25,000 hours training clinicians to perform the endoscopic vessel harvesting procedure.

Guidant's new beating heart coronary artery bypass platform—combined with the VASOVIEW® Endoscopic Vessel Harvesting System—provides physicians with one complete solution for a minimally invasive approach to cardiac surgery. The system precludes the need to stop the patient's heart and re-direct blood flow through a heart-lung machine as well as create a leg-long incision—making the procedure less traumatic as patients experience less scarring and potentially fewer side effects, such as memory loss.

The AXIUS™ Off-Pump System, introduced in January 2001, includes both a stabilization platform that steadies areas of the beating heart requiring bypass grafts, and the XPOSE™ Access Device, designed to securely suspend the beating heart for maximum exposure. This allows surgeons to easily access even hard-to-reach vessels on the back or side of the heart without compromising cardiac function.

Nearly one-quarter of all bypass procedures in the United States are currently performed using off-pump technology, and that number is increasing every year.



MANUEL R. OTERO, M.D. CARDIOLOGIST
METROPOLITAN CARDIOLOGY CONSULTANTS, MINNEAPOLIS, MINNESOTA

"When I first met Karla Aaland, she and her 16-year-old daughter Jenna had already been diagnosed with a genetically determined condition. This primary electrical disturbance of the heart, often associated with potentially fatal arrhythmias, seemed to explain the sudden death of her mother when Karla was only seven years old, and the subsequent death of an aunt at a relatively young age. Because of their family history, Karla and Jenna faced a very high risk of sudden cardiac death, and I don't think there's much argument that the best protective type of treatment is an implantable defibrillator. Implant procedures on mother and daughter were performed on the same day, and both of them are now getting on with their lives. The president of a construction equipment company, Karla makes spending time with her daughters Jenna and Laura, a healthy 13-year-old, a priority. Jenna has replaced competitive contact sports with new interests like managing the girls' basketball team, and, like her mother, hasn't slowed down a bit."



>>

"I think of my defibrillator as 'an insurance policy,' ensuring that my girls won't go through what I did when I lost my mom at such a young age. Every day that I can be on Earth to enjoy my daughters, and ultimately to see my grandchildren, is a gift that she never had."

KARLA AALAND
FARGO, NORTH DAKOTA



Today's implantable defibrillators have significantly more computing power than the original Apollo spacecraft.

Implantable defibrillators today offer advanced capabilities, yet today's systems are 75% smaller and last up to 3½ times longer than earlier devices.

There were fewer than 100 transistors in the first implantable defibrillator; today there are more than 20 million.

Since Guidant's introduction of the world's first implantable cardioverter defibrillator (ICD) in 1985, the company has continuously pioneered advancements in ICD therapy for patients with abnormally fast and life-threatening heart rhythms (arrhythmias), which can lead to sudden cardiac death (SCD). Each year more people die in the United States from SCD than from lung cancer, breast cancer[1] and AIDS[2] combined. SCD can be prevented with ICD therapy.

ICDs, which are smaller than a pager, are implanted under the skin through a small incision near the collarbone. Electrodes on the tips of insulated wires are fed through a vein into the upper and lower chambers of the heart to constantly monitor its rhythm. When rapid, chaotic—and potentially fatal—arrhythmias are detected, the ICD automatically delivers an electrical shock to restore a normal rhythm.

The most advanced ICDs, such as Guidant's new VENTAK® PRIZM™ systems, include both a pacemaker, which restores normal timing when the heart rate is too slow, and a defibrillator in a single device for patients like Karla and Jenna, who need both.

[1] American Cancer Society, 2001
[2] Centers for Disease Control and Prevention, 2001



CLIFFORD J. BUCKLEY, M.D. DIRECTOR, DIVISION OF VASCULAR SURGERY
SCOTT & WHITE CLINIC & HOSPITAL, TEMPLE, TEXAS

"At 88 years of age, J.C. Cooper is a vigorous individual, very enthusiastic about life and the things that interest him. He has some coronary disease, and had a series of operations in the mid-to-late 1990s, but when I met him last September, his greatest concern was an abdominal aortic aneurysm (AAA). It had been followed for several years with duplex ultrasound evaluation and, after a period of stability, suddenly began to expand. Over the last several months of observation, its diameter had grown fairly rapidly, increasing the risk of a rupture—which can be a life-threatening event. Because of J.C.'s underlying coronary disease, advanced age and previous abdominal surgeries, a direct surgical repair would have been difficult. Preliminary screening showed him to be a good candidate for endovascular AAA repair, a real advantage in his case. Just 24 hours after the procedure, J.C. left the hospital. He went out to dinner with friends that evening and was fully recovered in just a couple of weeks."



> >

"I had almost made up my mind that I couldn't go through another major operation, when my sister happened to read an article on Dr. Buckley and a new therapy for AAA repair. I decided to go that route, and it was a blessing. It's certainly made a believer out of me."

J.C. COOPER
NORTH RICHLAND HILLS, TEXAS

FDA approval in September 1999 was the result of more than 10 years of effort in research, development and clinical trials.

Positioned inside the main blood vessel of the body, the graft must withstand incredible pressure—each graft has undergone 400 million cycles of fatigue testing to simulate 10 years of product life.



Guidant has developed 95 sizes and configurations of the ANCURE system to serve the growing patient population. In the final production, each graft is hand sewn. It takes six months of training to be qualified to sew an ANCURE graft.

Guidant's ANCURE® ENDOGRAFT® System for the endovascular repair of abdominal aortic aneurysm (AAA)—a balloon-like enlargement of the lower portion of the aorta, the main artery in the human body—is a less-invasive option for thousands of patients like J.C. Cooper.

In contrast to the traditional method of AAA repair—open surgery, requiring a large incision in the abdominal wall from the breastbone to the pubic bone, and often involving a weeklong hospital stay and up to six months of convalescence—endovascular repair typically requires only two incisions in the groin. Hospitalization is often only two days or less, and most patients resume their normal activities after only two weeks.

During the endovascular procedure, the physician guides a delivery tube into the abdominal aorta via the femoral artery, where a graft made of polyester cloth is positioned inside the aneurysm. The vascular graft allows blood to flow normally through the aorta. If the aneurysm were left untreated, it could burst or rupture, which is fatal in nearly 80% of all cases.



ELAINE K. MOEN, M.D. INTERVENTIONAL CARDIOLOGIST
THE CARE GROUP LLC, INDIANAPOLIS, INDIANA

"It has been my pleasure to take care of Mary Moss, a delightful, energetic lady and a joy to know. When she came into my office in the fall of 1999, complaining of severe chest discomfort, I immediately suspected unstable angina and took her to the cardiac catheterization lab. Tests revealed an 80% blockage in her left anterior descending artery, one of the main arteries in the heart. Without effective treatment, she would have suffered from severe chest pain and certainly would have been at risk of a heart attack. Because there was very little blockage in Mary's other two arteries, stent therapy was the preferred treatment. She could have had a single artery bypass, but by avoiding open heart surgery we eliminated its consequences—a lengthy hospital stay, restricted activities and a prolonged convalescence. In fact, just a few days after the 40-minute procedure, Mary was back on stage, singing with her jazz band. I went to see her perform one Saturday, and I enjoyed it absolutely. She's very good. And so is her prognosis."



"I'm thankful to God for the strength I've been given, for the recognition of my work, and for the chance to give something back. Part of that 'something' is letting people know that they're not alone, that there are doctors, nurses and new medical inventions that can help us all get better."

MARY MOSS
INDIANAPOLIS, INDIANA



Five years ago, there was one type of stent for all anatomies, but today Guidant offers a wide range of stent systems for specific blockages and anatomical situations.

Today's stents, which are mounted on angioplasty catheters, are delivered to locations in the heart that only a few years ago were inaccessible even by angioplasty catheters alone.

Guidant has developed and launched a new stent platform every year since introducing its first stent in 1997.

In 1994, Guidant fabricated 10 stainless steel stents per day. As a result of Guidant's internally developed stent laser manufacturing technology, the company dramatically increased its manufacturing capability. Guidant now has the capacity to produce 5,000 stents per day made from stainless steel, cobalt-chromium alloy and nickel-titanium alloy.

With more than 2.5 million stents implanted since 1997, Guidant leads the industry in the development of innovative stent technologies for the treatment of coronary artery disease.

Stents are small, latticed, metal tubes used to prop open blood vessels that otherwise would be blocked by a buildup of fatty substances like cholesterol. Introduced into the vessel on a balloon catheter, they remain in place after the catheter's removal, holding the vessel open and improving blood flow to the heart.

The remaining challenge in the battle against coronary artery disease is restenosis, a re-blockage around the treatment site that affects about 20% of patients each year. Guidant has worked to help solve this problem for the past 12 years and, in 2001, introduced the GALILEO™ Intravascular Radiotherapy System for the treatment of in-stent restenosis. Drug eluting stents represent a promising new treatment in preventing artery reclosure. Several clinical trial results to date have been impressive, and Guidant looks forward to bringing this revolutionary therapy to millions of patients suffering from coronary artery disease.



MARC GOETHALS, M.D. HEART FAILURE SPECIALIST
CARDIOVASCULAR CENTER, AALST, BELGIUM

PETER GEELEN, M.D., Ph.D. ELECTROPHYSIOLOGIST
CARDIOVASCULAR CENTER, AALST, BELGIUM

"The father of five and grandfather of seven, Paul De Jaegher was enjoying his family and his retirement until about 10 years ago when he began to have heart problems. Several years later he was diagnosed with heart failure, and his condition steadily deteriorated until it was considered untreatable. He was referred to us because of two major questions. Could he be a candidate for heart transplantation or for cardiac resynchronization therapy? Based on his symptomatic status, impaired left ventricular function, and other problems that lead to reduced cardiac output, we believed Paul was a good candidate for implantation of a resynchronization device, a product on the market in Europe but not yet approved in the United States. The procedure was performed within two hours, and post-operative follow-up went very well. Echocardiography showed a significant improvement in left ventricular function. Additional testing confirmed the improvement, and he is feeling extremely well now."



> > "Since the day I came home from the hospital, my life has changed completely. Now I can make plans again, for next week, next month and next year. This therapy has been my salvation, and if they asked me to do it again tomorrow, I'd ask them to do it today."

PAUL DE JAEGHER
RONSE, BELGIUM



Because Guidant's latest cardiac resynchronization device continuously monitors heart rate variability (HRV), an important measure of heart health, the data from only a few patients provides more physiologic information on HRV than had been previously gathered in total.

Sitting on the surface of the heart, the EASYTRAK® lead has been demonstrated in the laboratory to withstand approximately 40 million heartbeats every year—400 million in a decade.

The CONTAK® RENEWAL™[3] pulse generator and EASYTRAK®[4] lead for the treatment of heart failure, released in Europe in July 2001 but not yet approved in the United States, is a device engineered specifically for heart failure patients and combines cardiac resynchronization therapy with implantable defibrillator backup. This combination provides physicians with a new advancement in monitoring patient status, and addresses the two issues faced by physicians and heart failure patients: quality of life and sudden cardiac death.

In heart failure patients, the heart muscle is weakened and, over time, no longer contracts as strongly or as coordinated as before. Consequently, the heart gradually loses its ability to carry out its primary function, which is to supply the body's need for oxygen. Guidant's resynchronization therapy provides electrical stimulation to the right and left ventricles to improve timing, coordinate contractions and restore mechanical synchrony. And because the system also includes defibrillator therapy, patients are protected from the extremely fast ventricular rhythms that can lead to sudden cardiac death, responsible for approximately 50% of all fatalities of heart failure patients.

[3] The CONTAK RENEWAL is not approved for use in the United States.
[4] The EASYTRAK lead is limited to investigational use in the United States.



RONALD W. DOLLENS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
GUIDANT CORPORATION

I am proud to report that in 2001, Guidant substantially enhanced its capability for sustainable growth. As we closed out the year, we achieved considerable momentum with double-digit growth in sales and adjusted net income. Excellent results in our core markets and progress in new therapy evaluations provide the impetus for continued growth and profitability in the years and decades ahead. These gains were accomplished despite a background of exceptional competitive pressures, regulatory challenges and volatile capital markets, which made the past year one of the most challenging in our history.

Before I outline our performance for the year and our future opportunities, I'd like to reflect a moment on the true value of our business. The horrific events of last September brought us face-to-face with unspeakable tragedy, remarkable heroism and the incredible generosity of the human spirit. For all of us at Guidant, it strengthened our appreciation of family, friends, colleagues and country. We understand the value that resides in our industry and within our company, but today we have an even greater sense that value creation only resides in the skills and commitment of the people who have chosen this important career.

On average, our technology is used every 20 seconds of each day to treat annually more than one and one-half million patients. That metric is the true measure of our success. It represents the ultimate meaning of our work and the tangible value of our innovation.

In this year's annual report, we look at that value through the stories of five patients whose lives we touched and the physicians who used our innovations in their healing art. The report's theme—The Gift of Life—is our way of sharing this remarkable partnership with you. Patients, physicians and Guidant comprise the cycle of innovation that brings better health to patients advancing their quality and length of life.

2001 Performance

Guidant's solid performance in 2001 was derived from the innovative and clinically relevant products and programs we generated internally. We will always have an appetite for expansion through acquisition and strategic partnering based upon our understanding of disease, technology and clinical practice. However, it is important to note that our own internal capability, driven by the talent and ingenuity of our 10,000 employee-owners, will serve as an engine of exceptional growth in the years ahead.

Guidant's capabilities are reflected in the profitability of the company, with return on sales near 20 percent throughout 2001, on an as-adjusted basis. We demand of ourselves exceptional financial performance while continuing to aggressively invest in the business—thus forming the basis of our sustainable growth and profitability.

For the year 2001, Guidant reported net sales of $2.708 billion, up 6 percent from the previous year. On a constant currency basis, full-year sales growth would have been 8 percent. Gross profit represented 75.5 percent of sales, and climbed 5 percent to $2.045 billion in 2001. Excluding special items, net income and diluted earnings per share were both all-time records at $509.2 million and $1.66, respectively. Our performance was highlighted by the following important events:

> > We forged an important and promising collaboration with Cook Incorporated, Bloomington, Indiana, to accelerate and broaden our participation in drug eluting stents, which we expect to emerge as a multibillion dollar market. We are working on multiple development paths for future drug eluting stent products, and we expect to maintain a leadership position in vascular intervention therapy as this new market opportunity develops.



ANNUAL SALES GROWTH
Dollars in millions

$3000

$2,708

2500

2000

1500

1000

500

95 96 97 98 99 00 **01**



AFTER TAX NET INCOME
Dollars in millions, as adjusted

$509

$500

400

300

200

100

0

95 96 97 98 99 00 **01**

> We captured much of the rapid exchange percutaneous transluminal coronary angioplasty (PTCA) and coronary stent market left open when intellectual property litigation forced a competitor to vacate the U.S. market.

> We witnessed the conclusion of a landmark multicentered trial supported by Guidant comparing the use of implantable defibrillators to drug therapy, called MADIT II. The dramatic lifesaving results of the study could potentially double the eligible patient population for this important therapy.

> We launched the GALILEO™ Intravascular Radiotherapy System for the treatment of in-stent restenosis.

> We successfully re-launched the ANCURE® ENDOGRAFT® System for abdominal aortic aneurysms after a voluntary recall.

> We continued to expand the market for beating heart (off-pump) surgery and launched a new generation of industry-leading tools for this less-invasive surgical procedure.

> We launched our cardiac resynchronization devices with backup defibrillation in Europe. As we experience strong adoption of this therapy in Europe, we continue to prepare for market release in the United States, and are moving forward in discussions with the FDA for approval.

> We continued to provide national leadership in addressing healthcare policy issues, with the aim of streamlining the regulatory process and developing a responsible reimbursement policy.

> We were selected by FORTUNE for the third time in four years as one of the "100 Best Companies to Work For."



TOTAL R&D SPENDING
Dollars in millions

$381

RETURN TO SHAREHOLDER VS SELECT INDICES
Value of $100 invested 12/31/94 as of 12/31/01



$1,252

$442

$281

-•- GDT   -•- S&P 500 Health Care   -◦- S&P 500 Index
              (Medical Products
              and Supplies)

A Look at our Model for Creating Value for Shareholders

The primary driver of value creation for Guidant and its shareholders is a business model built on four key pillars: opportunities, operational capabilities, market structures and global health policy. Leveraging our strengths in each of these areas has made Guidant one of the most extraordinary growth stories in American business in the past 20 years.

OPPORTUNITIES

Guidant has demonstrated internal development capabilities and marketing success in two of the largest medical technology opportunities of the 1990s—coronary stents and implantable defibrillators. Guidant alone is demonstrating sustainable success across both of these markets. Now, we are uniquely positioned to participate in the most exciting growth areas for medical technology in the coming decade—drug eluting stents for the treatment of coronary artery disease, and advanced therapies for heart failure and sudden cardiac death (SCD). Heart disease will become the world's leading cause of death and disability over the next 20 years, and Guidant is committed to a constant stream of new therapies to assist physicians around the world in their battle against this life-threatening, debilitating illness.

The Next Frontier of Coronary Medicine

As the world leader in stent catheter systems, Guidant has made significant long-term investments in developing solutions for the challenge of restenosis. This condition, a re-blocking of arteries following angioplasty and stenting, affects one out of five patients who undergo treatment for a coronary artery blockage and is one of the most vexing problems in cardiology today. The current promise of radiation therapy—and in the very near future, drug eluting stents developed to deliver therapeutic agents to reduce potential cell re-growth—represents what we believe is a revolutionary advance in cardiovascular treatment.

Guidant is on the cusp of bringing this important therapy to market. In less than four months, we completed enrollment of our U.S. pivotal trial using the paclitaxel-coated therapy resulting from our collaboration with Cook Incorporated. We are also pursuing the development of other drug eluting stents by leveraging Guidant's market-leading position, proprietary technologies, broad patent portfolio and proven stent designs. We continue to see great promise for drug eluting stents, and we believe that the processes, capabilities and strategic direction of Guidant's drug eluting stent program are in place.

Revolutionizing Therapies to Treat Heart Failure and Sudden Cardiac Death (SCD)

Heart failure is the only cardiovascular condition that is increasing both in incidence and prevalence in the world. It claims lives in two ways: over time, through progressive pump failure; and unpredictably, through sudden cardiac death. While resynchronization therapy uses electrical stimulation to help the heart function more efficiently as a pump, defibrillator therapy can prevent an episode of SCD caused by lethal arrhythmias. Guidant was the first company to combine both therapies into a single device, and in February of last year, we became the first to file for FDA approval. Already available in Europe and other geographies, upon U.S. regulatory approval, this device, whose science we have pioneered, will further enhance our leadership position in one of the most promising emerging markets in the industry.

Concurrently, we are continuing to extend our leadership in implantable cardioverter defibrillator (ICD) therapy used to treat fast, irregular heartbeats that cause SCD. Because of the lifesaving potential of ICD therapy, we supported a landmark study, and results were reported last November.

Called MADIT II (Multi-center Automatic Defibrillator Implantation Trial), the study was designed to determine whether Guidant's ICDs improved survival, compared to drug therapy alone, of heart attack survivors with compromised heart function. The Principal Investigator Arthur Moss, M.D., University of Rochester Medical Center, Rochester, New York, has reported that the study demonstrated a 31% risk of death reduction in heart attack survivors with weakened hearts. In December, we sought FDA approval of an expanded indication to include MADIT II patients. Because the MADIT II results allow physicians to more easily identify patients requiring an ICD, the expanded indication could potentially double the eligible patient population from 300,000 to 600,000 per year.

A Continuing Stream of Innovation

With approximately two-thirds of our sales revenue deriving from products that are less than a year old, new product flow is the cornerstone of our corporate strategy. It is critical to our future growth and profitability, and will drive continued industry consolidation. In an effort to ensure that our product pipeline is rich with innovation, we have invested $1.7 billion in technology development over the past six years, and, in 2001, expended 14.1 percent of our sales revenue on research and development. Because of this commitment, our pipeline will support new product launches across each of our core businesses in 2002, as well as support the emerging therapies that will provide growth going forward.

OPERATIONAL CAPABILITIES AND MARKET STRUCTURES

We are committed to continuously improving our operational capabilities not only in new product development, but also in the management of our cost structure and the enhancement of our market presence. During the past 18 months, we increased our global field organization by more than 400 sales personnel. And, by carefully controlling our costs, we have consistently improved profitability. Although our investment in research and development is the most substantial in the industry as a percentage of sales, we have increased profitability on every sales dollar from 8 cents in 1994 to more than 20 cents in our latest quarter, on an as-adjusted basis.

Because our therapies of tomorrow are based on the natural and logical extensions of our present competencies, the risks going forward are substantially lowered and the opportunities for growth are clear. Four of our major markets—the treatment of heartbeat irregularities through implantable defibrillators and pacemakers and the treatment of coronary artery disease through coronary stents and angioplasty systems—each constitute greater than a billion dollars today. In addition, each of our future markets for heart failure therapy, endovascular repair and drug eluting stents is also expected to exceed a billion dollars.

The requirements to participate in these markets are uncompromising—a strong and deep intellectual property portfolio, the ability to exceed the rapid pace of technological change, and a solid, broad-based sales and marketing organization. As a result, there has been, and will continue to be, considerable industry consolidation. Yet, for Guidant, this represents an ideal market structure for continued value creation.

GLOBAL HEALTH POLICY

The current regulatory process needs to support patient and provider demands for innovation—the lifeblood of our industry—and to speed access to important therapies for patients worldwide, while improving the value and cost benefit of health and healthcare. This coming year, a newly constituted Health and Human Services (HHS) Advisory Committee on Regulatory Reform will advise the HHS Secretary. I am pleased to be a member of this committee that will work together to ensure that policies enable timely patient access to new therapies and support the private sector's continued capacity for rapid and meaningful innovation.

We believe that if policymakers truly understand the value of medical technology that their constituents demand, they will want to ensure its availability to patients now and in the future. To foster that kind of understanding, Guidant funded an independent, multi-year health policy research initiative beginning in 2000. Research was completed by year-end 2001, and a summary of our findings is presented on page 20 of this year's annual report. In 2002, we will implement the final phase of the project—a series of policy forums and educational campaigns designed to stimulate an ongoing dialogue between policymakers and the medical technology industry.

CONTINUED GROWTH IN THE DECADE AND BEYOND

In the final analysis, the model for value creation that I just discussed is the foundation for Guidant's future growth over the next five, 10, 25 and even 50 years ahead.

In the immediate future, our priorities are clear: moving forward toward realizing the potential of heart failure therapy and the treatment of sudden cardiac death; clinically proving the viability of our drug eluting stent programs as a sustainable contributor to Guidant growth; and superior implementation of our corporate strategies for strong financial performance and long-term sustainable growth consistent with our guidance to investors.

We are confident in Guidant's future not only because of our past accomplishments, but also because of the talent and commitment of our employee-owners, whose capabilities are extraordinary. Our senior management team is remarkably strong and deep, and their unique blend of technical, clinical and business expertise, honed by years of strategic and operational experience, will help drive and direct our corporate growth.

In today's environment, everyone looks at the board of directors as being fundamentally critical to a corporation's success and credibility. In that regard, we welcomed two new members to our board this past year: Nancy-Ann Min DeParle, who has formerly served as a Fellow of the Institute of Politics and the Interfaculty Health Policy Forum at Harvard University, and as an administrator of the Health Care Financing Administration; and August M. Watanabe, M.D., executive vice president, Science and Technology, Eli Lilly and Company. Their contributions have already been significant, and the management team looks forward to their continued participation.

We are grateful to our shareholders and our medical partners for their ongoing support, and to the patients we are privileged to serve. Improving their health and well-being is the basis of our business ... probably the most personally rewarding business in the world.

Ronald W. Dollens
President and Chief Executive Officer



MANAGEMENT COMMITTEE

(front) **Ronald W. Dollens,** President, Chief Executive Officer; **Ginger L. Graham,** Group Chairman, Office of the President *(middle, l-r)* **Beverly A. Huss,** President, Endovascular Solutions; **Guido J. Neels,** President, Europe, Middle East, Africa and Canada; **Ronald N. (Nicky) Spaulding,** President, Cardiac Surgery; **Debra F. Minott,** Vice President, General Counsel and Secretary; **Mark Harrold,** Vice President, Human Resources; **A. Jay Graf,** Group Chairman, Office of the President *(back row, l-r)* **Rodney R. Nash,** Vice President, Corporate Resources and Policy; **Dana G. Mead, Jr.,** President, Japan, Asia/Pacific; **R. Frederick McCoy, Jr.,** President, Cardiac Rhythm Management; **John M. Capek, Ph.D.,** President, Vascular Intervention; **Keith E. Brauer,** Vice President, Finance and Chief Financial Officer; **Mark C. Bartell,** President, U.S. Sales Operations

"The purpose we share is our opportunity to significantly advance health by enabling physicians to change outcomes and enhance the lives of millions of people worldwide suffering from life-threatening illnesses."

GINGER L. GRAHAM
GROUP CHAIRMAN, OFFICE OF THE PRESIDENT

"Sustainable, predictable growth at Guidant is fueled by a continuing stream of advanced technologies that expand the therapies available to physicians who treat cardiac and vascular disease."

A. JAY GRAF
GROUP CHAIRMAN, OFFICE OF THE PRESIDENT

added new customers in every global market, and extended the Guidant family through new outreach initiatives to patients and their families.

To increase awareness of new treatment options for heart failure, for example, the company partnered with Merck KGaA of Germany last October to co-sponsor an international symposium in Lisbon, Portugal. Focused on the physiology of heart failure, its burden on patients and society, and recent therapeutic advancements offering new hope to heart failure patients, the forum better equipped more than 300 specialists to bring these new therapies to their patients. Guidant also launched an online newspaper for heart failure physicians in Europe, and published educational literature for patients and their families.

Market development efforts in the United States included an integrated education and communications program focused on abdominal aortic aneurysm (AAA), often described as "a silent killer" because of its quiet, symptom-free growth. It is estimated that 2.7 million Americans—half of them unknowingly—suffer from AAA, the nation's 13th leading cause of death. To help increase early diagnoses, Guidant introduced a continuing online education program for primary care physicians; launched a consumer information campaign in newspapers, television and radio; and joined with a nonprofit organization to provide a series of one-day AAA screenings across the country.

Programs like these, specifically designed for each of Guidant's markets, are intended to identify and reach people at serious risk of a life threatening cardiovascular event before it's too late, and to provide physicians with the tools, training and clinical data they need to improve—and oftentimes save—the lives of their patients. These connections with cardiac and vascular specialists, hospital partners, and patients whose lives have been reclaimed are not only integral to long-term market development, but also a source of infinite satisfaction and great reward for the people of Guidant.

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iterations, each one designed for improved delivery, efficacy, functionality and longevity. Each innovation and iteration contributes to incremental market growth, and the collective impact can be revolutionary.

Guidant employees are continually pushing the pace of product development and redefining the state of the art in medical device technology. Yet, new products are introduced with a rhythmic predictability. During the past year, the company introduced a total of 29 new products while managing 41 ongoing clinical trials.

New product iterations include the VENTAK® PRIZM™ II System, the world's smallest dual chamber pacemaker/defibrillator; the MULTI-LINK PIXEL™ Coronary Stent System, specifically designed for small coronary arteries and the MULTI-LINK PENTA™ fifth generation broad-use coronary stent system. Further, Guidant brought to market two new generations of radio therapeutic devices for the treatment of coronary blockages and in-stent restenosis. For patients needing cardiac surgery, the company released new products and systems designed to convert arrhythmias that are frequent complications of open heart surgery, and to enhance efficiencies in beating heart surgery through stabilization and suspension of the heart that provides for easier vessel access without compromising cardiac function.

Because the continuous improvement of product quality and reliability are pre-eminent priorities, the company is making substantial ongoing investments in increasingly sophisticated test equipment and systems, introducing devices with automatic backup modes that provide for increased patient protection, and focusing on increased automation in manufacturing to minimize the opportunity for human error and to lower costs. Expanded automation and simplified manufacturing processes, while reducing cost and throughput, shorten the product development/manufacturing cycle and thus speed the delivery of innovative, lifesaving, life-enhancing new Guidant products to physicians and patients around the world. In the final analysis, Guidant is a company where incredible things are done by incredible people.



Guidant Group Chairman Ginger Graham and
James Hermiller, M.D., FACC, The Care Group LLC

MARKET DEVELOPMENT

The need for advanced therapies in the treatment of cardiac and vascular disease has never been greater. Some 22.5 million people around the world are currently suffering from heart failure—5 million in the United States alone, where 550,000 new cases are diagnosed annually. Coronary artery disease affects the lives of 4.5 million patients globally, and leads to some 900,000 bypass surgeries performed every year. And it is projected that by 2020, heart disease will become the leading cause of death and disability worldwide.

Technology and clinical research provide the tools and information for the development of new solutions, but the ultimate delivery of these therapies to the patients who need them requires a concerted and ongoing effort in market development. At Guidant, this includes expert clinical and technical support, ongoing education and hands-on training for a wide range of physician specialties as well as office-based physicians; substantial investments in clinical research; far-reaching communications campaigns to increase recognition of the Guidant brand and the therapies the company provides; and strong government affairs programs to help ensure patient access to new technologies through timely and appropriate product development, approval and reimbursement to healthcare providers.

Throughout 2001, the company accelerated its market development efforts on all fronts, and, in the process >>



Guidant Group Chairman Jay Graf (left) and David Rue,
Electronic Technician, Guidant

NEW PRODUCT DEVELOPMENT

A world leader in the rapid development of new products for cardiac and vascular medicine, Guidant continues to strengthen its position by investing more, as a percentage of sales, on research and development than any other profitable medical technology company—a $381.4 million investment in 2001 alone. This ongoing commitment to innovative excellence is based on an unwavering conviction that advanced technologies can provide solutions for unmet clinical needs, and that Guidant can deliver those solutions through clinically relevant innovation.

In the 1980s, product innovation in angioplasty, catheters and balloons produced a revolution in the treatment of coronary artery disease and created a new device market with growth exceeding that of all other medical technology markets. In the 1990s, innovation in the form of stent therapy created another market transformation and powered enormous market expansion, while the development of ICDs with pacing capabilities transformed cardiac rhythm management, driving unprecedented levels of growth. In the decade ahead, product innovation in cardiac resynchronization therapy and drug eluting stents is expected to bring a new wave of market transformations, and Guidant is uniquely positioned to be a leader in both.

These revolutionary product innovations result from committed, disciplined research and development sustained over many years. However, interspersed between their introductions is a constant flow of new product >>

ENSURING INNOVATION FOR TOMORROW'S PATIENTS

To develop more efficient and cost-effective therapies that extend life and improve the quality of health and healthcare for millions of patients around the world, the medical technology industry relies on a constant stream of intellectual creativity and product innovation. To keep it flowing, well-established medical technology companies like Guidant have reinvested a significant portion of revenue on research and development. But for much of the industry, that option doesn't exist. That's because about 80% of the sector is made up of small, entrepreneurial firms with fewer than 50 employees, and little or no sales revenue to reinvest. Consequently, if innovation in medical technology is to flourish, outside sources of private investment are essential.

To attract investment capital—particularly the venture capital that drives the industry—and the intellectual capital that naturally follows, there must be a reasonable likelihood of acceptable return. And when that return is compromised by burdensome and inefficient regulatory structures, investors are driven away from the medical technology sector, and tomorrow's patients are the ultimate losers.

UNDERSCORING THE VALUE OF MEDICAL TECHNOLOGY

Shaping a public policy environment that supports investment in medical innovation and timely patient access is a key strategic issue at Guidant. Management believes that if policymakers truly understand the value of medical technology—and the fundamentals required for continued innovation—they will strive to create a policy environment that allows the promise of innovation to be fulfilled. To foster an improved understanding, the company invested substantially in a two-year, three-part independent research project completed in 2001.

The three-part study was designed: (1) to assess general knowledge and opinions about medical technology, (2) identify alternative methodologies for valuing innovation and (3) determine the impact of public policies on capital flows. Detailed findings will be presented to policymakers, influential stakeholders throughout healthcare, and the media through a series of policy forums to be held during the coming year. These are designed to stimulate a fact-based dialogue among the legislative and executive branches of government, medical technology innovators and healthcare professionals that will drive positive change in public policy for the ultimate benefit of individual patients and for society.

RESEARCH HIGHLIGHTS

1. Sampling Opinion. To assess awareness levels and existing beliefs about medical technology and its role in healthcare and to learn how to better discuss the issue, both qualitative and quantitative research was conducted by national research firms DYG, Inc. and Public Opinion Strategies. Through focus groups, a national survey and in-depth interviews, it was determined that the general public:

> Understands the role of medical technology, and wants timely access;

> Supports continued investment in research and development;

> Does not want governmental policy to unnecessarily slow the development of medical technology or impede its availability to patients.



**New Medical Technologies
Have Made It Possible to Live Longer**



**New Medical Technologies
Have Given Many People a Better Quality of Life**

2. Measuring Value. Peter Neumann, Sc.D., Harvard School of Public Health; and Joseph Menzin, Ph.D., Boston Health Economics, Inc., confirmed the existence of methodologies for measuring the value of new medical technologies beyond initial cost, and explored a variety of ways to use that information in reimbursement decision-making.

In their comprehensive study, Neumann and Menzin:

> Cited proven analytical tools that quantify the costs and benefits of health and medical interventions and measure the value of new medical technologies.

> Highlighted numerous studies that show the value of new medical technology in terms of patient survival, quality of life and cost effectiveness. For example: **Implantable defibrillators** reduce mortality and increase quality of life, and are cost-effective relative to drug therapy.[1] **Coronary stents** may be associated with fewer cardiac complications than angioplasty alone, and the reduction in costs of complication generally exceeds the initial procedure cost.[2] **Abdominal aortic aneurysm repair** with endovascular techniques reduces patient time in the ICU/CCU and in the hospital overall.[3]

> Showed that by measuring the costs and benefits of new therapies at the disease level, economists have recently found that in most cases health outcomes are usually better, leading to net value gains whether the costs of new technologies are higher or lower than the ones they replace.

Based on their research, Neumann and Menzin recommended that rules be established at the federal and state level requiring government payers (or private payers serving those enrolled in public programs) to adopt a "value" perspective in their coverage decisions, and shift their focus from the acquisition price of a new technology to a broader view of downstream cost savings and longer-term health benefits. They also suggested training programs for policymakers in the use of proven economic standards like cost identification analysis, cost of illness analysis, and cost consequences analysis.

For the medical technology industry, they urged a more concerted communications effort to raise awareness in the policy community of the contributions of medical technology to increased longevity and better quality of life for individuals, and to the overall health and well-being of society.

3. Understanding Capital Flows. KPMG Consulting, Inc. investigated the impact of federal government policy and regulatory risks on venture capital investment, and the relationship of that investment to innovation in the medical technology sector. Research included analysis of available economic evidence to understand how venture capital funding contributes to technological innovation, along with a series of interviews with leading venture capitalists. Research indicated that:

> Venture capital plays a unique role in developing new products and technologies, and bringing them to market. Because **intellectual capital** generally follows financial capital, increases or decreases in the flow of venture funding to any given industry may be expected to increase or decrease its flow of new scientific and technical developments. The availability of **venture capital** to technology-based start-up companies is an important determinant of their success, and their speed in developing and commercializing technologically advanced products.[4]

> Medical technology companies have remained a very small share of the overall venture capital market, despite a considerable increase in the dollar value of capital flows over the past decade (see chart).

A general reluctance to steadily invest in medical technology companies was clearly explained by a consensus of opinion among the 11 widely recognized venture capitalists interviewed in this study. They believe that:

> Excessive regulatory burdens imposed on medical technology innovators by the Food and Drug Administration (FDA) and the Centers for Medicare & Medicaid Services (CMS),

and a lack of consistency and predictability in FDA- and CMS-approval standards have increased the amount of capital and time required to bring new medical technologies to market.

> Increase in capital costs has reduced the rate of return on medical technology investments, and subsequently undermined the competitiveness of the medical technology sector in attracting venture capital dollars.

> The current regulatory environment has created a bias against new technologies, especially the most novel and experimental—the type that has traditionally produced the greatest advancements in medicine—and impedes the entry of new medical innovations to market.

> In order to attract additional funds into the medical technology sector, venture capitalists must see greater returns, which can only be achieved if regulatory processes are streamlined.

Annual Industry Shares of Venture Capital Disbursements, 1990–2001



* Industry shares for 2001 include only those venture capital disbursements that occurred in the first two quarters of the year. These data are subject to revision by Venture Economics as they receive new or updated information on venture capital deals throughout 2001.

[1] Wever EF, Hauer RN, Schrijvers G, et al. Cost-effectiveness of implantable defibrillator as first choice therapy versus electrophysiologically guided, tiered strategy in postinfarct sudden death survivors. Circulation 1996; 93:489-496.

Larsen GC, Manolis AS, Sonnenberg FA, et al. Cost-effectiveness of the implantable cardioverter-defibrillator: effect of improved battery life and comparison with amiodarone therapy. Journal of American College of Cardiology 1992;19(6):1323-1334.

[2] Cohen DJ, Krumholz HM, Sukin CA, et al. In-hospital and one-year economic outcomes after coronary stenting or balloon angioplasty. Results from a randomized clinical trial. Stent Restenosis Study Investigators. Circulation 1995;92(9):2480-2487.

Cohen DJ. Economics and cost-effectiveness in evaluating the value of cardiovascular therapies. Evaluation of the cost-effectiveness of coronary stenting: a societal perspective. American Heart Journal 1999;137(5);S133-137.

[3] Patel, ST, Haser PB, Bush HL, Kent KC. The cost-effectiveness of endovascular repair versus open surgical repair of abdominal aortic aneurysms: a decision analysis model. Journal of Vascular Surgery 1999;29:958-972.

Quinones-Baldrich WJ, Garner C, Caswell D, et al. Endovascular, transperitoneal, and retriperitoneal abdominal aortic aneurysm repair: results and costs. Journal of Vascular Surgery 1999;30(1):59-67.

Seiwart AJ, Wolfe J, Whalen RC, et al. Cost comparison of aortic aneurysm endograft exclusion versus open surgical repair. American Journal of Surgery 1999;178(2):117-120.

[4] Hellman T, Puri, M, "The Interaction Between Product Market and Financing Strategy: The Role of Venture Capital," The Review of Financial Studies, Vol. 13, No. 4, Winter 2000, pp.959-984.



BOARD OF DIRECTORS

TABLE OF CONTENTS

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to 7 million cardiac and vascular patients worldwide. The Company, driven by a strong entrepreneurial culture of 10,000 employees, develops, manufactures, and markets a broad array of products and services that enable less-invasive care for some of life's most threatening medical conditions. Guidant offers: i) coronary and peripheral stent systems, balloon dilatation catheters, and related accessories used to open blocked arteries; ii) implantable defibrillator systems used to detect and treat abnormally fast heart rhythms (tachycardia); iii) implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) implantable cardiac resynchronization therapy used to treat heart failure; v) products for use in less-invasive endovascular procedures, including the treatment of abdominal aortic aneurysms (AAA); vi) products to perform leading edge cardiac surgery procedures such as Off-Pump Coronary Revascularization with EndoScopic vessel harvesting (OPCRES); and vii) intravascular radiotherapy systems for artery disease. Guidant has principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

The following tables are summaries of the Company's net sales and major expenses. For purposes of analysis and discussion herein, the Company employs the concepts of operating expenses and operating income. Operating expenses are defined as research and development and sales, marketing, and administrative expenses, excluding special items, as described below. Operating income is defined as gross profit less operating expenses, excluding special items.

Year Ended December 31	2001	2000	1999[1]
Dollars in millions			
Net sales	$2,707.6	$2,548.7	$2,352.3
Cost of products sold	662.3	604.1	551.9
Gross profit	2,045.3	1,944.6	1,800.4
Research and development	381.4	353.2	321.3
Sales, marketing, and administrative	835.4	748.8	699.2
Operating expenses	1,216.8	1,102.0	1,020.5
Operating income	$ 828.5	$ 842.6	$ 779.9

As a Percent of Net Sales	2001	2000	1999[1]
Net sales	100.0%	100.0%	100.0%
Cost of products sold	24.5	23.7	23.5
Gross profit	75.5	76.3	76.5
Research and development	14.1	13.8	13.6
Sales, marketing, and administrative	30.8	29.4	29.7
Operating expenses	44.9	43.2	43.3
Operating income	30.6%	33.1%	33.2%

[1] Excludes the impact of Intermedics, Inc. (Intermedics) transition pay and the purchase accounting valuation adjustments of acquired Intermedics inventory for a total of $31.1 million.

Operating Results – 2001

The Company experienced 6% sales growth and earnings per share-diluted growth of 31% (5% excluding special items) for the year ended December 31, 2001. Several other important developments in 2001 will play a role in the prospects for future growth for the Company. Guidant made important progress in drug eluting stent development through its collaboration with Cook Incorporated (Cook) on paclitaxel-coated stents to be developed and manufactured by Cook and distributed by the Company. While further development of the actinomycin-D program has been halted following preliminary results of the ACTION trial, the Company continues to be active in identifying other drug alternatives internally and through external partnerships. While anticipated U.S. Food and Drug Administration (FDA) approval of Guidant's heart failure product, the CONTAK CD™ System, was not received in 2001, the Company has reached a detailed agreement with the FDA that defines the regulatory path to approval. In the meantime, the acceptance of heart failure therapy was demonstrated in European markets where these technologies are approved for sale. Aside from the heart failure opportunity, implantable defibrillator market growth should be augmented by data gathered in MADIT II, a landmark study funded by Guidant that demonstrated the reduction in all-cause death rate through the implantation of defibrillators in heart attack survivors with weakened hearts. In addition to a sustained, industry leading investment in research and development as a percentage of sales, Guidant expanded global distribution manpower by 18% or 300 personnel over the past year. While the voluntary recall of the Company's ANCURE® ENDOGRAFT® System for the treatment of abdominal aortic aneurysms negatively impacted sales during the year, Guidant's relaunch of this product in the third quarter proved successful.

The Company had worldwide net sales of $2,707.6 million for the year ended December 31, 2001, reflecting an increase of $158.9 million or 6% over 2000. Growth on a constant currency basis was 8% or an additional $47.9 million in sales. Growth in unit volume of 15% increased net sales, while price declines decreased net sales 7%. Guidant's sales performance was balanced geographically showing growth from all of its global operations compared to 2000. U.S. sales grew 4% and even with a negative currency impact, growth was 14% in Europe, 7% in Japan, and 11% in the remaining international geographies. 2001 sales were $1,889.1 million in the U.S., $494.9 million in Europe, $218.4 million in Japan, and $105.2 million in the remaining geographies. On a constant currency basis, growth was 17% in Europe, 19% in Japan, and 21% in the remaining international geographies.

Worldwide coronary stent system revenues were $819.0 million during 2001 compared to $821.1 million during 2000 and include sales of coronary stent delivery systems to Cordis under a previously announced agreement. Stent system unit volumes increased revenues 10% during 2001, while declines in average selling prices and foreign currency exchange rates decreased revenues by 8% and 2%, respectively. Throughout 2001, and in 16 of the last 17 quarters, Guidant has been the U.S. market share leader in stent system sales. Sales of coronary stent systems in the U.S. were $584.5 million for the year ended December 31, 2001, compared to $594.8 million in the prior year. Fourth quarter 2001 average selling prices for coronary stent systems in the U.S. declined by 1.4% from the third quarter. Consistent with our experience over the past several quarters, the Company believes that pricing declines of 1-3% each quarter could continue on such systems in the future.

Continued coronary stent system unit growth was driven by the successful U.S. launch of the MULTI-LINK PENTA™ Coronary Stent System in June 2001. The MULTI-LINK PENTA, Guidant's fifth and most advanced broad use coronary stent system, contains technological innovations designed to help physicians better access and treat blockages in coronary arteries. The MULTI-LINK PIXEL™ Coronary Stent System, designed to treat small diameter vessels, has been well received after its launch in Europe in the third quarter of 2001, and in the U.S. in the fourth quarter. In August 2001, Guidant announced initial implants of the MULTI-LINK VISION™ Coronary Stent System. The MULTI-LINK VISION incorporates a cobalt chromium alloy, enabling a lower profile and enhanced deliverability while maintaining radial strength and radiopacity (visibility during the implant procedure). The Company expects to file for FDA approval for the MULTI-LINK VISION in 2002.

In August 2001, Guidant and Cook entered into a series of development and distribution agreements involving Cook's drug eluting stent program and Guidant's

stent and balloon dilatation technology. Guidant has agreed to be the worldwide exclusive distributor for a new paclitaxel-coated coronary stent, the ACHIEVE™ Drug Eluting Coronary Stent, developed and manufactured by Cook. The ACHIEVE System will utilize Cook's drug coating technology along with a stent and a stent delivery system supplied by Guidant to Cook. In February 2002, the Company announced that it filed for CE Mark approval to market the ACHIEVE System in Europe. The DELIVER clinical trial is designed to evaluate the safety and efficacy of the ACHIEVE System for purposes of seeking regulatory approval in the U.S. Trial enrollment was completed in March 2002, and includes over 1,000 patients in approximately 70 centers nationwide.

Under a separate distribution agreement with Cook, Guidant will provide Cook with over-the-wire and rapid exchange stent delivery technologies for Cook to incorporate into its other coronary stent systems. The companies have also entered into intellectual property licensing agreements concerning Guidant's stent technology and Cook's endovascular graft technology for the treatment of abdominal aortic aneurysms. These agreements highlight the Company's commitment to bring new cost-effective technologies and therapies to patients and healthcare systems.

In November 2001, Guidant announced FDA approval of the GALILEO™ Intravascular Radiotherapy System for the treatment of in-stent restenosis. The GALILEO System was approved in Europe in May 2000. In-stent restenosis is the recurrence of a blockage in a coronary artery that had been previously propped open with a coronary stent. This condition affects as many as 20-25% of patients treated with coronary stents each year. Radiation therapy is currently the only FDA approved method to treat in-stent restenosis. The GALILEO System has been shown to significantly reduce the rate of restenosis when treating in-stent restenosis. As additional data becomes available, the Company continues to evaluate other potential indications for intravascular radiotherapy. Guidant launched the GALILEO System in the U.S. in November 2001. The Company announced that it had submitted a pre-market approval (PMA) supplement to the FDA for its next-generation radiotherapy system, the GALILEO III Intravascular Radiotherapy System, in December 2001.

Angioplasty system and accessory sales were $384.7 million for the year ended December 31, 2001, reflecting an increase of 7% over 2000. Worldwide sales growth of these products was 11% on a constant currency basis. U.S. sales for the year were $198.5 million, or 5% over the prior year. Growth was driven by the POWERSAIL™ and HIGHSAIL™ high-pressure Coronary Dilitation Catheters, approved by the FDA in March 2001. POWERSAIL is on the rapid exchange platform, while HIGHSAIL is an over-the-wire device.

Pacemaker product sales were $589.7 million in 2001, compared to $540.1 million in 2000, representing 9% growth worldwide, 11% on a constant currency basis. U.S. sales totaled $378.2 million, representing 11% growth over 2000. This can be attributed in part to a 14% increase in the U.S. sales organization, over 150 additions in the past twelve months. International sales growth was driven by the European market, which experienced 12% growth over the prior year, 15% in constant currency. The benefits of the blended sensor pacing and industry-leading electrogram storage contained in the PULSAR™ MAX II family of products continue to be well received in the market. In October 2001, Guidant announced the CE Mark approval of its next generation INSIGNIA™ Pacing System. The INSIGNIA family of pacemakers continues to offer proprietary blended sensor technology designed to measure patient work oad through respiration and motion, providing rate response based on the patient's activity. INSIGNIA also contains Guidant's proprietary and well received Ventricular Rate Regulation technology to provide regular ventricular pacing in pacemaker patients that experience atrial arrhythmias. Patients with atrial arrhythmias often suffer from irregular ventricular rhythms. The INSIGNIA offers greater longevity, reduced size, and enhanced diagnostics, along with the atrial and ventricular features offered in the current PULSAR MAX II family.

Worldwide implantable defibrillator system sales of $718.6 million grew 8% in the year ended December 31, 2001, compared to the same period a year ago. Worldwide sales growth was due in part to continued acceptance of the VENTAK® PRIZM™ 2 family of implantable defibrillator systems that provides the greatest longevity available. International sales growth was 24% for the year, 29% on a constant currency basis, and was driven in part by the continued strong European adoption of cardiac resynchronization devices that

include back-up defibrillation capability. In December 2001, Guidant announced the European market release of its VENTAK PRIZM AVT™ Implantable Cardioverter Defibrillator System with advanced atrial arrhythmia management. The VENTAK PRIZM AVT system includes a unique combination of features designed to manage abnormal heart rates in both the upper (atrial) and lower (ventricular) chambers of the heart. Atrial fibrillation currently affects about two and a half million Europeans and two million Americans. The release of VENTAK PRIZM AVT enables physicians to utilize the PRIZM family of implantable defibrillator systems to treat a wide range of cardiac arrhythmias.

U.S. sales of implantable defibrillator systems totaled $573.2 million in 2001, representing 4% growth over the prior year. Sales growth in the U.S. can be attributed in part to the aforementioned increase in the U.S. sales organization over the past twelve months. In December 2001, Guidant filed with the FDA to expand the indications for its implantable defibrillators based on positive results of the MADIT II trial sponsored by the Company. The Principal Investigator has reported that the study demonstrated a 31% reduction in the risk of death for heart attack survivors with weakened hearts receiving an implantable defibrillator compared to patients receiving only drug therapy. MADIT II results allow physicians to more easily identify patients requiring an implantable defibrillator. The expanded indication could potentially double the eligible patient population from 300,000 to 600,000 per year.

Guidant is a pioneer in device solutions for heart failure, a clinical condition in which the heart is unable to pump enough blood to meet the metabolic needs of the body. It affects well over 5 million people in the U.S., an estimated 6.5 million in Europe, and 2.4 million in Japan. Guidant first released its family of products for the treatment of patients with heart failure, the CONTAK CD and CONTAK TR™ systems, in Europe in November 1999. In July 2001, Guidant announced the European market release of its CONTAK RENEWAL™ Cardiac Resynchronization Therapy Defibrillator. The RENEWAL device for heart failure treatment contains new therapeutic and diagnostic capabilities that are designed to help physicians better manage their patients' conditions. The Company also announced the first human implants worldwide of the CONTAK RENEWAL 2, the third generation device to treat patients with heart failure.

Sales of these devices are included in reported implantable defibrillator and pacemaker sales, as appropriate.

In January 2002, Guidant announced that a detailed agreement had been reached with the FDA that defines the regulatory path to approval for CONTAK CD in the U.S. This path includes the submission of data on additional heart failure patients undergoing resynchronization therapy. The Company submitted this data to the FDA in February 2002 and is awaiting the FDA's decision on approval.

Guidant is continuing to support physicians' efforts to enroll patients in the COMPANION study, the first controlled study that will evaluate the effects of cardiac resynchronization therapy on both mortality and hospitalization rates in heart failure patients not otherwise indicated for a pacemaker or implantable defibrillator. This trial will collect and evaluate clinical data on up to 2,200 patients in approximately 120 centers across the U.S. to advance the treatment of heart failure patients. As of March 1, 2002, 1,465 patients have been enrolled in the COMPANION study in the U.S.

Sales of Guidant's ANCURE ENDOGRAFT System and accessories for the treatment of abdominal aortic aneurysms totaled $45.6 million for the year ended December 31, 2001, compared to $62.7 million in 2000. Sales of the ANCURE System were voluntarily halted in March 2001 as a result of Guidant's identification of certain deficiencies in the ANCURE-related regulatory processes and communications with the FDA. In August 2001, the Company received FDA approval of the required PMA supplements, which allowed the return to a full market release of the ANCURE System. Accordingly, 2001 sales reflect seven months of revenues for ANCURE systems and accessories versus twelve months of sales in 2000.

Worldwide sales of peripheral vascular products totaled $55.4 million for the year ended December 31, 2001, compared to $32.1 million in the prior year, representing 73% growth. Peripheral vascular disease, which is characterized by reduced blood flow to the lower extremities due to atherosclerosis, affects more than 12 million people in North America and Europe, with approximately 600,000 newly diagnosed cases each year.

Sales of cardiac surgery products were $72.7 million for the year ended December 31, 2001, compared to $56.2 million for the year ended December 31, 2000, representing growth of 29%. Cardiac surgery sales include

the VASOVIEW® Endoscopic Vessel Harvesting System and the AXIUS™ Off-Pump Stabilization System. When combined these two systems allow for a complete, less-invasive coronary artery bypass graft (CABG) procedure called OPCRES—Off-Pump Coronary Revascularization with EndoScopic vessel harvesting. The AXIUS System combines the XPOSE™ 3 Device, which enables the physician to access all areas of the heart, including the back portion, with Guidant's off-pump stabilization system. This allows for bypass procedures without stopping the patient's heart and eliminates the need for a patient to be placed on a heart-lung machine. Beating heart procedures reduce many of the complications associated with conventional CABG surgery, while preserving the clinical outcomes associated with conventional surgery. The VASOVIEW System allows physicians to harvest the saphenous vein, the most common bypass conduit used in CABG procedures, in a less-invasive manner through two incisions in a patient's leg. Traditionally, the saphenous vein is surgically removed by cutting open the patient's leg from the groin to the ankle and removing the vein. Cardiac surgeons are increasingly adopting the OPCRES approach in place of the traditional CABG approach. Guidant estimates that approximately 25% of all CABG procedures in the U.S. utilize the off-pump approach and a similar number of cases use less-invasive vein harvesting.

For the year ended December 31, 2001, cost of products sold represented 24.5% of net sales compared to 23.7% for the prior year. This slight increase was driven by the impact of exchange rates and sales price declines in coronary stent systems compared to the prior year.

Guidant continued to invest aggressively in research and development in 2001. Research and development expense was $381.4 million for the year ended December 31, 2001, or 14.1% of net sales, compared to $353.2 million in 2000, or 13.8% of net sales. Growth on a percentage of sales basis was driven by significant investments in the research and development of drug eluting stents for the prevention and treatment of artery disease and implantable resynchronization therapy for the treatment of heart failure, as previously described. In addition to funding internal research and development efforts, Guidant also invests in early stage technologies via equity investment, acquisition, and other investment and collaborative vehicles.

The Company intends to continue its aggressive research and development spending to maintain its commitment to bring new technologies to patients and provide cost-effective therapies to treat cardiovascular and vascular diseases.

On October 25, 2001, Guidant entered into an agreement with Metamorphic Surgical Devices, LLC to purchase technology pertaining to the development of embolic protection devices. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the in-process research and development. Upon FDA approval of the technology, an additional $3.0 million payment will be required.

Sales, marketing, and administrative expenses increased $86.6 million or 12% for the year ended December 31, 2001, compared to 2000. Growth in sales and marketing expenses was somewhat offset by declines in general and administrative expenses. Sales and marketing expense growth was driven by an 18% increase in the global sales organization during the year 2001. In addition to expanding its sales force, Guidant has made investments in a marketing initiative to further develop its brand and expand its markets. Guidant's brand positioning and therapy awareness and acceptance are being reaffirmed through a variety of communications ranging from sales representative interactions with physicians to advertisements aimed at consumers and referring physicians. The tagline, "It's a great time to be alive," links Guidant with the concept that as a result of our pioneering technology, patients' lives have been prolonged and significantly improved.

Amortization expense for goodwill and other intangible assets was $43.9 million for 2001, consistent with prior year levels. Upon adoption of Statement of Financial Accounting Standards (SFAS) 142, *Goodwill and Other Intangible Assets*, goodwill will no longer be amortized, but will be reviewed for impairment annually. The impact of the adoption of this accounting pronouncement will reduce expenses and increase earnings by approximately $30 million per year after tax or $0.10 earnings per share-diluted.

Net interest expense decreased $23.2 million for the year ended December 31, 2001, compared to the prior year. A lower average outstanding debt balance, lower interest rates, and increased interest income from short-term cash investments drove this decrease in 2001. Royalty expense decreased by $8.8 million in 2001 compared to 2000. The decrease was caused by the end of a royalty agreement

in October 2000 associated with certain vascular intervention products offset by an increase due to the growing cardiac surgery business. "Other, net" expenses increased $20.7 million for the year ended December 31, 2001, compared to 2000. This increase was driven by income from an up-front license access fee on a cardiac surgery product and gains from equity investments in 2000 and by write-offs of certain fixed assets in 2001.

Guidant recorded a $10.0 million net benefit from several legal settlements in the third quarter of 2001. The Company chose to use these funds to make a $10.0 million contribution to the Guidant Foundation; therefore, the legal settlements did not have an impact on earnings in 2001. Benefits from legal settlements in 2000 totaled $23.7 million, which were offset in part by contributions to the Guidant Foundation totaling $10.8 million. The Guidant Foundation is a non-profit organization made possible by the profits of Guidant Corporation. Among other programs, the Foundation provides financial support for charitable and educational programs that improve the quality of life for patients who are at risk or suffer from cardiovascular disease.

In April 2001, the Company announced a field action concerning a specific memory component in the first-generation VENTAK PRIZM Implantable Defibrillator. In spite of the memory component issue, these devices continue to deliver lifesaving therapy, as well as single-chamber pacing to treat slow heart rhythms. Field inventory that contained this memory component was returned to the Company and a software solution was designed to non-invasively return full functionality to any affected implanted device. The Company recorded a $25.0 million pre-tax special charge to first quarter earnings to account for expenses associated with this action and the previously discussed ANCURE voluntary recall. Management believes that this amount will be sufficient to fund recall-related expenses related to these two actions.

The Company has a pending patent infringement suit in which it alleges that St. Jude Medical, Inc.'s defibrillator products infringe patents licensed to the Company. In July 2001, a jury found that two of the licensed patents were valid and that St. Jude had infringed one, which expired in March 2001. The jury awarded damages of $140.0 million against St. Jude. On February 13, 2002, the court, in ruling on a number of post-trial motions, reversed each of the three jury findings above, along with the jury award, and awarded St. Jude certain post-trial fees and costs in an amount to be determined. The Company did not record a gain at the time of the jury verdict.

The effective income tax rates for the year ended December 31, 2001 and 2000, were 27.5% and 37.2%, respectively. Excluding the effect of the special items, the effective tax rates for 2001 and 2000 were 28.0% and 32.0%, respectively. The improvement in the adjusted tax rate reflects Guidant's strategic investments in overseas manufacturing in lower tax jurisdictions and increased investments in research and development, which generate federal and state research and development tax credits. Management believes that the investments in overseas manufacturing and the impact of the adoption of SFAS 142 should lower the Company's effective tax rate in 2002 to approximately 26%.

Excluding the special items, net income and earnings per share-diluted were $509.2 million and $1.66, respectively, for the year ended December 31, 2001. Excluding the special item, net income and earnings per share-diluted for 2000 were $491.5 million and $1.58, respectively. This reflects an increase in net income of $17.7 million, or 4% from 2000 to 2001. Reported net income and earnings per share-diluted for 2001 were $484.0 million and $1.58, respectively. Reported net income and earnings per share-diluted for 2000 were $374.3 million and $1.21, respectively.

Operating Results – 2000

The Company had worldwide net sales of $2,548.7 million for the year ended December 31, 2000, reflecting an increase of $196.4 million or 8% over 1999. Growth in unit volume of 14% increased net sales, while price declines and fluctuations in foreign currency exchange rates decreased net sales 4% and 2%, respectively. Unfavorable foreign currency exchange rates decreased net sales $45.7 million. Growth for the year ended December 31, 2000, was also impacted by the sale of the Company's general surgery product line in July 1999. General surgery product sales were $27.6 million for the year ended December 31, 1999. Revenue growth for the year ended December 31, 2000, would have totaled 12% excluding the unfavorable exchange rate impact and 1999 revenues from general surgery. Sales growth was driven by implantable defibrillators, pacemakers, angioplasty systems and accessories, and

emerging therapies including the ANCURE System for endovascular AAA repair and therapies that treat heart failure, peripheral vascular disease, and products for beating heart bypass and intravascular radiotherapy. Guidant's revenue growth for the year was offset somewhat by a decline in stent system revenues.

Worldwide coronary stent system revenues were $821.1 million during 2000, compared to $881.4 million during 1999. Revenues in 2000 include sales of coronary stent systems to Cordis. Stent system unit volumes increased revenues 4% during 2000, while declines in average selling prices and foreign currency exchange rates decreased revenues by 10% and 1%, respectively. Continuing unit growth was driven by the release of Guidant's fourth coronary stent platform, the MULTI-LINK TETRA™, in Europe in June 2000 and the U.S. release in October 2000. Sales of coronary stent systems in the U.S. during 2000 were $594.8 million compared to $646.8 million in 1999. Stent system unit volume growth in the U.S. increased revenues by 1%, while average selling prices decreased revenues by 9%. International sales of these products during 2000 were $226.3 million compared to $234.6 million in 1999. Stent system unit volumes increased international sales by 13%, primarily driven by Europe. Price declines and foreign exchange rates decreased international sales by 12% and 5%, respectively.

Angioplasty system and accessory sales of $358.3 million increased 10% for the year ended December 31, 2000, as compared to the year ended December 31, 1999. This increase was driven by international growth, particularly in Japan. Market acceptance of the CROSSSAIL™ and OPENSAIL™ Coronary Dilatation Catheters, launched during 2000 in most geographies, contributed to the growth.

Pacemaker product sales were $540.1 million for the year ended December 31, 2000, compared to $492.8 million for the year ended December 31, 1999. U.S. and international sales of these products increased 12% and 6%, respectively, for the year ended December 31, 2000, compared to the prior year. Sales for the year ended December 31, 1999, reflect the impact of the Intermedics acquisition for only eleven months, as that transaction was completed February 1, 1999, and was accounted for using the purchase method of accounting. The PULSAR MAX family of dual sensor pacemakers and the DISCOVERY™ II family of pacemakers drove pacemaker sales growth. Guidant's

family of cardiac rhythm management technology choices leverages the capabilities of Guidant's ZOOM™ Programming System, which was released in the third quarter of 2000. The ZOOM Programming System is used by physicians and clinicians to analyze data from Guidant's implantable defibrillator and pacemaker systems. The ZOOM System is a more user-friendly programmer that provides a precise, fast, and easy interface with the implantable systems.

Worldwide implantable defibrillator system sales of $666.6 million grew 20% for the year ended December 31, 2000, as compared to the year ended December 31, 1999. Growth in the U.S. was 24% for the same period. Sales growth was due to implantable defibrillator market expansion driven by further acceptance of this therapy and expanded indications, as well as Guidant's continuing introduction of next generation products such as the VENTAK PRIZM family of implantable defibrillation systems in the U.S. during 2000. Guidant increased the number of sales personnel in the U.S. sales organization by nearly 20% over the prior year, primarily due to the addition of cardiac rhythm management product field personnel.

Sales of Guidant's ANCURE ENDOGRAFT System and accessories were $62.7 million for the year ended December 31, 2000, compared to $5.7 million for the year ended December 31, 1999. Guidant's ANCURE System received FDA approval in September 1999. Sales of peripheral vascular products totaled $32.1 million for the year ended December 31, 2000, compared to $9.6 million in 1999. Sales of cardiac surgery products were $56.2 million in the year ended December 31, 2000, compared to $43.2 million for the year ended December 31, 1999, representing growth of 30%. Cardiac surgery sales for 1999 exclude sales of general surgery products.

For the year ended December 31, 2000, cost of products sold represented 23.7% of net sales. Cost of products sold for the year ended December 31, 1999, excluding special items discussed earlier, represented 23.5% of net sales. The stable cost of products sold, as a percent of net sales, reflects improved productivity offset by sales price declines in coronary stent systems compared to the prior year.

Research and development expense was $353.2 million for the year ended December 31, 2000, or 13.8% of net sales as compared to $321.3 million, excluding special items, in 1999 or 13.6% of net sales. Research and development

spending in 2000 includes: (i) development of implantable resynchronization therapy for the treatment of heart failure; (ii) research related to drug eluting stents for the prevention and treatment of artery disease; (iii) development of intravascular radiotherapy devices for artery disease; (iv) development of peripheral stents, balloons, guidewires, embolic protection devices, and other devices used to treat peripheral vascular disease, including carotid and neurovascular occlusions; and (v) development of treatments for atrial arrhythmias.

Sales, marketing, and administrative expenses increased $49.6 million or 7% for the year ended December 31, 2000, compared to the same period in 1999, excluding transition pay in 1999. Growth in sales and marketing expenses was somewhat offset by declines in general and administrative expenses in 2000. Sales and marketing expense growth was primarily due to increased field and clinical personnel in the U.S., who support clinicians during implant procedures.

"Other, net" expenses for the year ended December 31, 2000, were $16.5 million of income as compared to $7.5 million of income in 1999. Excluding a $16.6 million non-cash gain on an equity investment and the loss on the sale of the general surgery business in 1999, "other, net" expenses in 1999 were $6.1 million of expense. The change in adjusted "other, net" expenses of $22.6 million is due principally to income in 2000 from an up-front license access fee on a cardiac surgery product, gains from equity investments, and a gain from foreign exchange contracts.

Adjusted income before taxes of $722.8 million for the year ended December 31, 2000, excludes $127.0 million related to the write-off of an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and did not exercise its option to acquire the rights to certain experimental heart therapies. Adjusted income before taxes for 2000 includes gains of $23.7 million from litigation settlements, including a $12.9 million benefit from a favorable legal ruling involving a cardiac surgery product for which the Company previously accrued damages. Adjusted income before taxes of $636.6 million for the year ended

December 31, 1999, excludes a $20.2 million contribution to the Guidant Foundation in addition to the previously mentioned special items. Growth of adjusted income before tax was driven by sales growth, the impact of the favorable legal rulings, and lower other expenses.

Excluding the effect of the special items in 2000 and 1999, the effective income tax rates for the years ended December 31, 2000 and 1999, were 32.0% and 35.4%, respectively. The improvement in the adjusted tax rate reflects Guidant's increased investment in overseas manufacturing in lower tax jurisdictions.

Net income and earnings per share-diluted were $491.5 million and $1.58, respectively, excluding the special item in 2000. Net income and earnings per share-diluted for the year ended December 31, 1999, excluding the impact of the special items, were $411.0 million and $1.32 per share. This represents an increase in adjusted net income of $80.5 million or 20% and is a result of the growth in income before taxes and the decrease in the effective tax rate. Reported net income for the years ended December 31, 2000 and 1999, was $374.3 million and $341.2 million, respectively.

Update on In-Process Research and Development Charges

Guidant consummated the acquisition of InControl, Inc. (InControl), a company developing the use of devices to treat atrial fibrillation, in September 1998. As a result of this acquisition, Guidant recorded an in-process research and development pre-tax charge of $90.0 million in 1998. In December 2001, Guidant announced the European market release of its VENTAK PRIZM AVT Implantable Cardioverter Defibrillator System with advanced atrial arrhythmia management. The VENTAK PRIZM AVT was developed by using the InControl technology combined with Guidant technology. Guidant is currently conducting an IDE clinical study that will be used to support an FDA filing for approval in late 2002 or early 2003. No further expenses are expected to be incurred related to VENTAK PRIZM AVT product development; however, Guidant will continue to incur expenses related to supporting the clinical study and the regulatory approval process.

Liquidity and Financial Condition

The Company generated cash flows that were more than sufficient to fund operations during the year ended

December 31, 2001. Cash and cash equivalents were $437.8 million at December 31, 2001, an increase of $274.8 million over December 31, 2000.

Working capital of $759.2 million at December 31, 2001, increased $306.1 million from the prior year-end level. The current ratio at December 31, 2001, was 2.0:1 compared to 1.6:1 at December 31, 2000. The Company believes its cash from operations is sufficient to fund anticipated working capital needs and discretionary operating spending requirements for 2002.

Net cash provided by operating activities was $682.5 million in 2001 compared to $647.4 million in 2000. Net income increased by $109.7 million from December 31, 2000, to December 31, 2001. This increase included the $127.0 million non-cash charge in fiscal year 2000 for the write-off of the Impulse Dynamics option. Increases in inventory balances totaled $106.2 million for 2001 compared to $32.5 million for 2000. Guidant's inventories at December 31, 2001, include the build-up for several of its new product lines that have been recently approved by the FDA and those for which approval is anticipated in the near term. Changes in other liabilities were a $41.8 million source of cash in 2001 compared to a $54.4 million use of cash in 2000. This fluctuation includes $10.0 million payable to Guidant Foundation incurred in 2001 and $30.3 million of merger-related expenses paid in 2000.

Net cash used for investing activities totaled $181.7 million for the year ended December 31, 2001, compared to $292.4 million for 2000. The Company paid $11.0 million in 2001 related to the acquisition of technology from Metamorphic Surgical Devices, LLC. In late December 2001, a milestone was achieved that required an additional $4.0 million payment in January 2002. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the in-process research and development in 2001. The Company paid $127.0 million in 2000 related to an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics, which was subsequently written off. Net additions of property and equipment of $149.1 million for the year ended December 31, 2001, and $159.9 million for 2000, were also significant uses of cash for investing activities during both periods.

Net cash used for financing activities totaled $217.5 million for the year ended December 31, 2001. In the third quarter of 2000, the Company ended its systematic share repurchase program, which had been in place since the third quarter of 1996, to offset dilution due to stock option programs. In the second quarter of 2001, the Company repurchased 5.2 million of its common shares for approximately $200 million. Shares were repurchased at the discretion of Guidant management to accomplish the same goal of offsetting dilution caused by stock option programs.

At December 31, 2001, the Company had outstanding borrowings of $760.0 million at a weighted average interest rate of 4.30% through the issuance of commercial paper, bank borrowings, and long-term notes due in 2006. Bank borrowings represent short-term uncommitted credit facilities with various commercial banks. The commercial paper borrowings are supported by two credit facilities aggregating $950 million. There are currently no outstanding borrowings under these facilities. The Company has classified $300.0 million as short-term debt at December 31, 2001.

The Company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The Company also expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated operating cash needs for 2002, including planned capital expenditures. Capital expenditures are expected to be approximately $150 million in 2002, primarily due to continued investment in the Company's manufacturing and research facilities.

The Company has recognized net deferred tax assets aggregating $197.4 million at December 31, 2001, compared to $189.1 million at December 31, 2000. In view of the consistent profitability of its past operations, the Company believes that these assets will be substantially recovered and that no significant additional valuation allowances are necessary.

Significant Accounting Policies

It is important to understand Guidant's significant accounting policies in order to understand its financial statements. In preparing the financial statements in accordance with generally accepted accounting principles, management must

often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgment would cause a material adverse effect on the Company's consolidated results of operations, financial position, or liquidity for the periods presented in this report. See Note 2 in the notes to the consolidated financial statements for further description of these items.

Market Risk Disclosures

Due to Guidant's commitment to global presence and customer support, the Company conducts its business in various foreign currencies (primarily the currencies of Western Europe and Japan) and, as a result, is subject to the exposures that arise from foreign exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and cross-border intercompany purchases of inventory, as well as from the translation of results of operations from outside the U.S. These exposures subject the Company's results of operations primarily to the adverse impact of a strengthening U.S. dollar. The Company is also exposed to interest rate changes.

The Company's risk management objectives are to reduce earnings volatility and protect the Company's cash flows from the impact of fluctuating foreign currencies and interest rates. In the normal course of business, the Company follows established policies and procedures in its management of these exposures. The primary feature of Guidant's risk management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business, thereby allowing management to focus on core business issues. Guidant utilizes foreign exchange forward contracts to minimize the impact of fluctuating foreign currencies. The contracts are initiated within the guidelines of documented corporate risk management policies. The Company's risk management activities were successful in reducing the net impact of currency fluctuations despite volatile market conditions.

The fair value of all foreign exchange contracts outstanding was $4.2 million and ($16.1) million at December 31, 2001 and 2000, respectively. An analysis has been prepared to estimate the sensitivity of the fair value of all foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in exchange rates at December 31, 2001 and 2000. The results of the estimation, which may vary from actual results, are as follows:

Fair Value of

Foreign Exchange Contracts	2001	2000
10% adverse rate movement	($27.9)	($74.6)
At year-end rates	$ 4.2	($16.1)
10% favorable rate movement	$32.3	$33.4

Any gains and losses of fair value on foreign exchange contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table. An analysis of the impact on the Company's interest rate sensitive financial instruments to a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on expected 2002 earnings.

Regulatory and Other Matters

Government and private sector programs designed to reduce healthcare costs, including coverage and payment policies, pricing regulations, competitive pricing, and various types of managed-care arrangements, exist in the U.S. and in several other countries where the Company does business. Government and private policies and programs require healthcare providers to put significant emphasis on the delivery of more cost-effective medical therapies. After the Company develops a promising new product and receives regulatory approval to sell it, the Company may find limited demand for it until the Company obtains reimbursement approval from private and governmental third party payors. While the Company is actively involved in the policy dialogue concerning cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and further changes in the marketplace preclude the Company from predicting the impact on future operating results.

Further, many hospitals and other customers of medical device manufacturers have formed large purchasing groups to enhance purchasing power and become more cost effective in the delivery of healthcare. The medical device industry has also consolidated rapidly to offer a broader range of products to these purchasers. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. Purchasing groups' enhanced purchasing power may further increase the pressure on product pricing.

In addition to payor cost pressure, the Company also faces intense competition in its highly dynamic markets. The majority of the Company's revenues derive from products less than a year old. Continued success requires sustained excellence in product development, approval, production, and marketing, particularly in rapidly developing fields like drug eluting stents and treatments for heart failure. An interruption at any step in the process can significantly affect operating results.

The Company's products are subject to extensive regulation in the U.S. by the FDA and certain state authorities and internationally by foreign governmental authorities. The Company must obtain specific clearance from the FDA before it can market products in the U.S. The process of obtaining such clearances can be onerous and costly and requires the Company to demonstrate new products' safety and efficacy. There is no assurance that all clearances sought by the Company will be granted on a timely basis, if at all. Further, regulatory oversight includes stringent ongoing requirements; regulators can ban or seize devices, order repair, replacement, or refunds, and require cautionary notifications to health professionals and others. In addition, the Company's products involving radiation are also subject to regulation by various federal, state, and foreign nuclear regulatory agencies.

The operations of the Company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, the Company believes that the ongoing impact of compliance with environmental protection laws and regulations will not have a material impact on the Company's financial position or results of operations.

The Company operates in an industry susceptible to significant legal claims. At any given time, the Company generally is involved as both a plaintiff and defendant in a number of patent infringement actions. Patent litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products. During 2001, for example, the Company benefited from a competitor losing the right to sell certain competitive stent products as the result of a patent dispute. The Company also is subject to product liability claims, including class actions from time to time. See note 13 to the consolidated financial statements for additional information.

Cautionary Factors

Certain statements made in this Annual Report (including the President's letter) are forward-looking. These statements include projections relating to growth in identified markets, the introduction of new products and completion of regulatory processes, expanded indications for products, coronary stent system prices, expenses associated with product recalls, cash flow projections, and other statements prefaced by words such as "expects", "believes", and "will". As such, they involve risks and uncertainties that could cause actual results to differ materially.

The Company's forward-looking statements are based on many important factors, including assumptions concerning the regulatory and legal hurdles identified in the preceding "Regulatory and Other Matters" section; challenges posed by new or improved products from competitors, including the introduction of drug eluting stents and heart failure products; unexpected safety or efficacy concerns, whether or not justified, leading to product launch delays, recalls, withdrawals, or declining sales; other external factors such as earthquakes (given the Company's California locations) or acts of war; factors listed on Exhibit 99 to our annual filings on Form 10-K; and normal business uncertainty. The Company intends the forward-looking statements to speak only as of the time of the Annual Report's release and does not undertake to update them.

CONSOLIDATED STATEMENTS OF INCOME

Guidant Corporation

Year Ended December 31	2001	2000	1999
In millions, except per share data			
Net sales	$2,707.6	$2,548.7	$2,352.3
Cost of products sold	662.3	604.1	578.1
Gross profit	2,045.3	1,944.6	1,774.2
Research and development	381.4	353.2	323.0
Purchased research and development	15.0	–	49.0
Sales, marketing, and administrative	835.4	748.8	702.4
Merger-related costs	–	–	21.9
Litigation settlement, net	(10.0)	(23.7)	–
Foundation contribution	10.0	10.8	20.2
Interest, net	31.5	54.7	55.6
Royalties, net	41.7	50.5	40.1
Amortization	43.9	44.0	41.5
Other, net	4.2	(16.5)	(7.5)
Special charges	25.0	–	–
Impulse Dynamics charge	–	127.0	–
Income before income taxes and cumulative effect of change in accounting principle	667.2	595.8	528.0
Income taxes	183.2	221.5	183.5
Income before cumulative effect of change in accounting principle	484.0	374.3	344.5
Cumulative effect of change in accounting principle, net	–	–	(3.3)
Net income	$ 484.0	$ 374.3	$ 341.2
Earnings per share – basic			
Income before cumulative effect of change in accounting principle	$ 1.61	$ 1.24	$ 1.15
Cumulative effect of change in accounting principle, net	–	–	(0.01)
Earnings per share – basic	$ 1.61	$ 1.24	$ 1.14
Earnings per share – diluted			
Income before cumulative effect of change in accounting principle	$ 1.58	$ 1.21	$ 1.11
Cumulative effect of change in accounting principle, net	–	–	(0.01)
Earnings per share – diluted	$ 1.58	$ 1.21	$ 1.10

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

Guidant Corporation

December 31	2001	2000
In millions, except share data		
ASSETS		
Current Assets		
Cash and cash equivalents	$ 437.8	$ 163.0
Short-term investments	8.9	5.6
Accounts receivable, net of allowances of $26.6 (2001) and $18.3 (2000)	631.9	587.8
Inventories	267.6	225.6
Deferred income taxes	153.6	137.1
Prepaid expenses and other current assets	48.5	43.2
Total Current Assets	1,548.3	1,162.3
Other Assets		
Goodwill, net of allowances of $143.3 (2001) and $132.8 (2000)	426.6	451.3
Other intangible assets, net of allowances of $64.4 (2001) and $47.7 (2000)	189.8	191.2
Deferred income taxes	43.8	52.0
Investments	38.6	38.7
Sundry	49.1	50.4
	747.9	783.6
Property and equipment, net	620.6	575.5
	$2,916.8	$2,521.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 60.1	$ 59.2
Employee compensation	116.9	126.8
Other liabilities	164.6	139.3
Income taxes payable	147.5	83.9
Short-term debt	300.0	300.0
Total Current Liabilities	789.1	709.2
Noncurrent Liabilities		
Long-term debt	460.0	508.9
Other	121.9	119.8
	581.9	628.7
Commitments and Contingencies	–	–
Shareholders' Equity		
Common stock, no par value:		
Authorized shares: 1,000,000,000		
Issued shares: 309,019,000 (2001)	226.1	214.9
308,476,000 (2000)		
Additional paid-in capital	182.5	167.8
Retained earnings	1,390.5	906.5
Deferred cost, ESOP	(30.5)	(35.4)
Treasury stock, at cost:		
Shares: 2001 – 3,866,000	(149.0)	–
Accumulated other comprehensive income	(73.8)	(70.3)
	1,545.8	1,183.5
	$2,916.8	$2,521.4

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Guidant Corporation

In millions, except share data	Common Stock Issued Shares	Amount	Additional Paid-In Capital	Retained Earnings	Deferred Cost, ESOP Shares	Amount	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total
December 31, 1998	306,982,000	$192.5	$298.9	$ 191.0	(6,194,000)	($41.3)	($ 27.0)	($20.2)	$ 593.9
Comprehensive income:									
Net income				341.2					341.2
Other comprehensive loss, net of tax:									
Reclassification adjustment for gains included in net income of $6.0, net of $2.2 tax								(3.8)	
Currency translation adjustments								(19.7)	
Other comprehensive loss									(23.5)
Comprehensive income									317.7
Issuance of common stock under stock plans	474,000	0.4	(103.8)				147.1		43.7
Repurchase of common stock							(152.9)		(152.9)
ESOP transactions			20.3		433,000	2.8			23.1
Tax benefits from employee stock options			41.8						41.8
December 31, 1999	307,456,000	192.9	257.2	532.2	(5,761,000)	(38.5)	(32.8)	(43.7)	867.3
Comprehensive income:									
Net income				374.3					374.3
Other comprehensive loss, net of tax:									
Currency translation adjustments								(13.6)	
Minimum pension liability								(3.2)	
Unrealized loss on foreign exchange contracts								(9.8)	
Other comprehensive loss									(26.6)
Comprehensive income									347.7
Issuance of common stock under stock plans	1,020,000	22.0	(193.8)				270.8		99.0
Repurchase of common stock							(238.0)		(238.0)
ESOP transactions			22.7		453,000	3.1			25.8
Tax benefits from employee stock options			81.7						81.7
December 31, 2000	308,476,000	214.9	167.8	906.5	(5,308,000)	(35.4)	–	(70.3)	1,183.5
Comprehensive income:									
Net income				484.0					484.0
Other comprehensive loss, net of tax:									
Currency translation adjustments								(15.9)	
Minimum pension liability								(2.6)	
Unrealized gain on foreign exchange contracts								15.0	
Other comprehensive loss									(3.5)
Comprehensive income									480.5
Issuance of common stock under stock plans	543,000	11.2	(30.4)				51.0		31.8
Repurchase of common stock							(200.0)		(200.0)
ESOP transactions			25.2		730,000	4.9			30.1
Tax benefits from employee stock options			19.9						19.9
December 31, 2001	**309,019,000**	**$226.1**	**$182.5**	**$1,390.5**	**(4,578,000)**	**($30.5)**	**($149.0)**	**($73.8)**	**$1,545.8**

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Guidant Corporation

Year ended December 31	2001	2000	1999
In millions			
Cash Provided by Operating Activities			
Net income	$ 484.0	$ 374.3	$ 341.2
Adjustments to Reconcile Net Income to Cash			
Provided by Operating Activities			
Depreciation	97.1	89.1	78.2
Amortization of goodwill and other intangible assets	43.9	44.0	41.5
Provision for inventory and other losses	72.4	46.4	36.0
Purchased in-process research and development	15.0	–	49.0
Impulse Dynamics charge	–	127.0	–
Other noncash expenses, net	38.2	34.5	12.1
	750.6	715.3	558.0
Changes in Operating Assets and Liabilities			
Receivables, increase	(72.9)	(139.4)	(32.2)
Inventories, increase	(106.2)	(32.5)	(26.8)
Prepaid expenses and other current assets,			
(increase) decrease	(8.2)	3.3	(13.0)
Accounts payable and accrued liabilities,			
(decrease) increase	(7.3)	10.7	(27.1)
Income taxes payable, increase	84.7	144.4	195.2
Other liabilities, increase (decrease)	41.8	(54.4)	(53.4)
Payable to Sulzer Medica	–	–	(200.0)
Net Cash Provided by Operating Activities	682.5	647.4	400.7
Investing Activities			
Purchases of available-for-sale investments	(10.3)	(4.6)	(10.3)
Sale/maturity of investments	6.8	13.1	55.0
Additions of property and equipment, net	(149.1)	(159.9)	(175.1)
Additions of other assets, net	(18.1)	(14.0)	(43.7)
Purchase of in-process research and development	(11.0)	–	–
Purchase of Impulse Dynamics option	–	(127.0)	–
Acquisitions, net of cash acquired	–	–	(538.9)
Net Cash Used for Investing Activities	(181.7)	(292.4)	(713.0)
Financing Activities			
(Decrease) increase in borrowings, net	(45.1)	(76.0)	440.4
Issuance of common stock under stock plans and other			
capital transactions	27.6	92.5	36.9
Repurchase of common stock	(200.0)	(238.0)	(152.9)
Net Cash (Used for) Provided by Financing Activities	(217.5)	(221.5)	324.4
Effect of Exchange Rate Changes on Cash	(8.5)	1.7	(1.6)
Net Increase in Cash and Cash Equivalents	274.8	135.2	10.5
Cash and Cash Equivalents at Beginning of Year	163.0	27.8	17.3
Cash and Cash Equivalents at End of Year	$ 437.8	$ 163.0	$ 27.8

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Guidant Corporation

In millions, except per share data

Note 1 – Business and Nature of Operations

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to 7 million cardiac and vascular patients worldwide. The Company, driven by a strong entrepreneurial culture of 10,000 employees, develops, manufactures, and markets a broad array of products and services that enable less-invasive care for some of life's most threatening medical conditions. Guidant offers: i) coronary and peripheral stent systems, balloon dilatation catheters, and related accessories used for opening blocked arteries; ii) implantable defibrillator systems used to detect and treat abnormally fast heart rhythms (tachycardia); iii) implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) implantable cardiac resynchronization therapy used to treat heart failure; v) products for use in less-invasive endovascular procedures, including the treatment of abdominal aortic aneurysms (AAA); vi) products to perform leading edge cardiac surgery procedures such as Off-Pump Coronary Revascularization with EndoScopic vessel harvesting (OPCRES); and vii) intravascular radiotherapy systems for artery disease. Guidant has principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

Note 2 – Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Guidant and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Revenue Recognition: Revenue from the sale of products is primarily recognized at the time product is shipped to customers. The Company allows customers to return defective or damaged products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. The Company maintains consigned inventory at customer locations for certain products. For these products, revenue is recognized when the product is used. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

Research and Development: Research and development costs are charged to expense as incurred. Purchased research and development is recognized in purchase business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets. Valuations are based upon guidelines provided by the staff of the Securities and Exchange Commission.

Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into United States dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as "other, net". Adjustments arising from the translation of net assets located outside the United States (gains and losses) are shown as a component of accumulated other comprehensive income.

Risk Management Contracts: The Company adopted SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, on October 1, 2000. This pronouncement established accounting and reporting standards for derivative financial instruments and hedging activities. SFAS 133 requires, among other things, the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change

in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS 133 did not have a material effect on the earnings or financial position of the Company.

In the normal course of business, the Company employs foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates. Forward contracts hedging forecasted transactions are designated as cash flow hedges and recorded as assets or liabilities on the balance sheet at their fair value. Changes in the contract's fair value are recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. The ineffective portion of a contract's change in fair value is immediately recognized in earnings. These gains and losses are classified in the income statement consistent with the accounting treatment of the item being hedged. Forward contracts hedging specific foreign currency denominated assets or liabilities are recorded at their fair value with the related gains and losses included in "other, net" on the income statement. Results of these contracts offset in full or in part the natural gains and losses stemming from the normal mark to market of the underlying balance sheet exposure.

Cash and Cash Equivalents: All highly liquid investments, generally with original maturities of three months or less, are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Investments: Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Held-to-maturity investments consist principally of government debt securities that management has the intent and ability to hold until maturity. These securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated

other comprehensive income. Realized gains are calculated based on the specific identification method and recorded in "other, net" on the income statement. All other equity securities are accounted for under the cost method.

Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Inventories at December 31 consisted of the following:

	2001	2000
Finished products	$138.5	$133.0
Work in process	66.5	44.0
Raw materials and supplies	62.6	48.6
	$267.6	$225.6

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods of up to 22 years remain. Upon adoption of SFAS 142 effective January 1, 2002, amortization of goodwill will cease. See additional information regarding SFAS 142 in New Accounting Pronouncements in note 2. Goodwill and other intangible assets consisted of the following (amounts net of accumulated amortization):

	2001	2000
Goodwill		
Intermedics, Inc.	$258.1	$274.0
Advanced Cardiovascular		
Systems, Inc.	102.1	106.7
InControl, Inc.	53.9	58.8
Other	12.5	11.8
	$426.6	$451.3
Other Intangible Assets		
Intermedics, Inc.	$109.5	$118.0
Other licensed technologies/		
distribution agreements	80.3	73.2
	$189.8	$191.2

Long-Lived Assets: Management periodically reviews the carrying amount of goodwill and other intangible assets to assess potential impairment whenever events or changes

in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company's policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Property and Equipment: Property and equipment are stated at historical cost. Additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method at rates which are intended to depreciate the cost of these various assets over their estimated useful lives. At December 31, property and equipment consisted of the following:

	2001	2000
Land	$ 32.0	$ 32.1
Buildings	327.0	297.2
Equipment	651.3	570.8
Construction in progress	75.0	79.1
	1,085.3	979.2
Less allowances for depreciation	464.7	403.7
	$ 620.6	$575.5

Income Taxes: All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Earnings Per Share: Earnings per share-basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share-diluted represents net income divided by the total of the weighted average common shares outstanding plus potential dilutive instruments such as stock options. The effect of stock options on earnings per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period.

Stock-Based Compensation: The Company has adopted the disclosure-only provisions of SFAS 123, *Accounting for Stock-Based Compensation.* Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations.

Use of Estimates: Preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Reclassifications: Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements: In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, *Business Combinations,* and SFAS 142, *Goodwill and Other Intangible Assets.* These two pronouncements modify the method of accounting for business combinations entered into after June 30, 2001, and address accounting for goodwill and intangible assets. Under SFAS 141, all business combinations initiated after June 30, 2001, will be accounted for using the purchase method. Under SFAS 142, goodwill will no longer be amortized, but will be subject to annual impairment tests. The adoption of SFAS 141 had no impact on the Company's consolidated financial statements. Guidant adopted SFAS 142 on January 1, 2002. In accordance with SFAS 142, the Company reclassified $101.0 million from other intangibles to goodwill on January 1, 2002, and will no longer amortize this asset. The net book value of this asset on January 1, 2002, was $86.0 million and represents the assembled workforce obtained in conjunction with the Intermedics acquisition in February 1999. The Company's goodwill and intangible amortization expense will decrease approximately $30 million after tax annually as a result of the adoption of SFAS 142. The Company will be required to review goodwill for potential impairment annually. Subsequent to year end, the Company completed the transitional assessment of its goodwill. The assessment resulted in no impairment.

In October 2001, the FASB issued SFAS 144, *Accounting for the Impairment and or Disposal of Long-Lived*

Assets. This pronouncement supercedes and addresses significant issues relating to the implementation of SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS 144 retains many of the fundamental provisions of SFAS 121 and establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Guidant adopted SFAS 144 on January 1, 2002. The application of SFAS 144 is not expected to have a material impact on the Company's results of operations and financial position.

Note 3 – Acquisitions, Mergers, and Disposal

Intermedics, Inc.: On February 1, 1999, the Company completed its acquisition of the electrophysiology business of Sulzer Medica, Ltd., which includes Intermedics, Inc. (Intermedics), a manufacturer and distributor of bradycardia pacemakers, for $770 million in cash, net of post-closing adjustments. The acquisition was accounted for using the purchase method. The consolidated financial statements include the Intermedics operating results from the date of acquisition. The aggregate amount paid includes $200 million required to settle the Company's intellectual property litigation with Intermedics, which was payable regardless of the consummation of the acquisition. This litigation settlement charge was recorded in 1998.

Intangible assets acquired will be amortized over their estimated useful lives, ranging from 10 to 20 years. As previously discussed, the Company reclassified the net book value of the assembled workforce from other intangibles to goodwill on January 1, 2002, and will no longer amortize this asset. The final purchase price allocation is as follows:

Litigation settlement	$200
Developed technology	28
Purchased research and development	49
Assembled workforce	101
Net tangible assets	89
Excess of cost over net assets acquired	303
	$770

The Company recorded $83 million of liabilities related to the announced closing of the acquired facilities and termination of various Intermedics contractual commitments. All costs have been expended as of December 31, 2001.

CardioThoracic Systems, Inc.: On November 15, 1999, the Company completed its acquisition of CardioThoracic Systems, Inc. (CTS), in a tax-free stock-for-stock transaction. CTS developed a broad range of products to advance the field of less-invasive cardiac surgery and pioneered the cardiac artery bypass grafting procedure performed on a beating heart.

The business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.3611 shares of Guidant common stock for each share of CTS common stock. Approximately 5.3 million shares of Guidant common stock were issued in connection with the CTS merger. In addition, CTS' outstanding stock options were converted into options to acquire approximately 0.8 million shares of Guidant common stock. The Company recorded costs of $21.9 million in connection with the acquisition of CTS, which includes approximately $8.1 million in transaction costs and integration costs of approximately $13.8 million. Estimated costs include those typical in a merging of operations and relate to, among other things, the integration of various contractual commitments and management rationalization. All costs had been expended as of December 31, 2000.

General Surgery: Management's strategic redirection away from general surgery to cardiovascular applications was announced in 1996. As a result of this decision, on July 7, 1999, the Company reached a definitive agreement to sell the assets related to its general surgery product line. The financial impact of the disposal is not material to the consolidated financial statements and is included in "other, net" in the income statement. The sale does not include any of the products for cardiac surgery applications, including products for endoscopic vessel harvesting. Under the terms of the agreement, the Company retained the ability to apply certain of the technologies that were transferred as part of the transaction to cardiac surgery products that were either in development or will be developed in the future.

Note 4 – Special Items

In October 2001, Guidant entered into an agreement with Metamorphic Surgical Devices, LLC, to purchase technology

pertaining to the development of embolic protection devices. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the in-process research and development. Upon FDA approval of the technology, an additional $3.0 million payment will be required.

Sales of the Company's ANCURE System were voluntarily halted in March 2001 as a result of Guidant's identification of certain deficiencies in the ANCURE-related regulatory processes and communications with the FDA. In August 2001, the Company received FDA approval of the required PMA supplements, which allowed the return to a full market release of the ANCURE System.

In April 2001, the Company announced a field action concerning a specific memory component in the first-generation VENTAK PRIZM Implantable Defibrillator. In spite of the memory component issue, these devices continue to deliver lifesaving therapy, as well as single-chamber pacing to treat slow heart rhythms. Field inventory that contained this memory component was returned to the Company and a software solution was designed to non-invasively return full functionality to any affected implanted device. The Company recorded a $25.0 million pre-tax special charge to first quarter earnings to account for expenses associated with this action and the previously discussed ANCURE voluntary recall. Management believes that this amount will be sufficient to fund recall-related expenses related to these two actions.

In April 2000, Guidant obtained an exclusive option from Impulse Dynamics to acquire emerging cardiovascular technology for the treatment of heart failure. Under the terms of the agreement, Guidant paid Impulse Dynamics $125.0 million for the exclusive right to evaluate experimental therapies for the treatment of heart failure under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and did not exercise its option to acquire these rights to certain experimental heart therapies. As a result, a charge of $127.0 million relating to the unexercised option and related expenses was recognized in the fourth quarter of 2000.

Note 5 – Stock Plans

Stock Plans: The Company may periodically grant nonqualified stock options and restricted stock grants to outside members of its Board of Directors and consultants and may grant incentive stock options, nonqualified stock options, and restricted stock grants to employees, including executive officers of the Company. Grants to employees are consistent with Guidant's commitment to recognize and reward employees and enable them to participate as shareholders.

The Company made two broad employee stock option grants in 2001. In January, the Company granted options on approximately nine million shares as part of its customary annual grant to management employees. In July, the Company granted options on approximately 11 million additional shares as part of a special one-time grant covering all eligible Guidant employees. The July grant is intended to replace broad-based employee option grants in 2002. As a result, options granted during 2002 are expected to be substantially lower than prior years.

Stock options are granted at 100% of the fair market value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors typically vest and become fully exercisable at the next annual meeting. The majority of other stock options granted by the Company vest and become fully exercisable three to five years from the date of grant or vest in increments over three to five years.

Stock option activity is summarized on the following page.

The per-share weighted-average fair value of stock options granted in 2001, 2000, and 1999 was $19.14, $26.25, and $26.32, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	5.1%	6.7%	5.1%
Dividend yield	–	–	–
Volatility factor	38.5%	35.5%	36.3%
Option life	7 years	7 years	7 years

Had compensation expense for stock options granted in 2001, 2000, and 1999 been recorded based on the fair market value at the grant date, the Company's

	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	35,078,541	$37.64	33,128,339	$30.32	28,606,860	$21.27
Granted	20,698,411	38.47	9,574,720	51.77	8,490,264	54.50
Exercised	(1,884,060)	14.76	(5,545,074)	16.28	(2,944,768)	10.68
Cancelled	(1,779,544)	49.31	(2,079,444)	43.35	(1,024,017)	37.65
Outstanding at December 31	52,113,348	$38.41	35,078,541	$37.64	33,128,339	$30.32
Exercisable at December 31	18,848,329	$30.38	16,207,080	$25.96	13,655,647	$16.16

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price		Exercisable	Weighted-Average Exercise Price
$ 3.63 – $10.00	2,091,758	3.6	$ 7.00		2,091,081	$ 7.00
$10.01 – $17.00	2,874,266	4.8	$11.10		2,864,497	$11.08
$17.01 – $30.00	1,072,929	5.5	$22.43		1,020,994	$22.32
$30.01 – $39.00	21,840,725	7.8	$32.03		8,752,359	$32.66
$39.01 – $71.00	24,233,670	8.1	$50.82		4,119,398	$52.85
	52,113,348	7.6	$38.41		18,848,329	$30.38

net income and earnings per share would have decreased by $117.5 million and $0.39, respectively, in 2001. Net income and earnings per share would have decreased by $93.0 million and $0.31, respectively, in 2000. Net income and earnings per share would have decreased by $75.9 million and $0.25, respectively, in 1999. The pro forma impact on income assumes a forfeiture rate of approximately 10%. These pro forma amounts may not be representative of the effects on reported net income for future years.

In the third quarter of 2001, the Company introduced its Employee Stock Purchase Plan. The stock purchase plan enables employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at the end of each four-month purchase period. Employees purchase shares of Guidant common stock for 85% of the average of the reported high and low sales prices on the first or last day of the purchase period, whichever price is lower.

At December 31, 2001, there were approximately 11.7 million additional shares available for grant under the Company's stock plans.

Shareholder Rights Plan: The Company has a shareholder rights plan that entitles all shareholders to a preferred stock purchase right. The purchase right entitles shareholders to purchase from the Company $\frac{1}{400}$ of a share of Series A Preferred Stock at an exercise price of $10.88. The Company may redeem the rights for $0.0025 per right up to and including the tenth business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company's general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring Company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the

Company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on October 17, 2004, unless redeemed earlier by the Company.

Note 6 – Earnings Per Share

The following table sets forth the computation of earnings per share:

	2001	2000	1999
Income before cumulative effect of accounting change	$ 484.0	$ 374.3	$ 344.5
Cumulative effect of accounting change, net	–	–	(3.3)
Net income	$ 484.0	$ 374.3	$ 341.2
Weighted-average common shares outstanding	300.86	301.10	300.51
Effect of employee stock options	5.36	9.01	10.38
Weighted-average common shares outstanding and assumed conversions	306.22	310.11	310.89
Earnings per share – basic:			
Income before cumulative effect of accounting change	$ 1.61	$ 1.24	$ 1.15
Cumulative effect of accounting change, net	–	–	(0.01)
Earnings per share – basic	$ 1.61	$ 1.24	$ 1.14
Earnings per share – diluted:			
Income before cumulative effect of accounting change	$ 1.58	$ 1.21	$ 1.11
Cumulative effect of accounting change, net	–	–	(0.01)
Earnings per share –diluted	$ 1.58	$ 1.21	$ 1.10

For the year ended December 31, 2001, there were approximately 24 million common shares that were not included in the computation of earnings per share-diluted since they were anti-dilutive. Anti-dilutive shares were immaterial for the years ended December 31, 2000 and 1999.

Note 7 – Borrowings

As of December 31, the Company's outstanding borrowings consisted of:

	2001	2000
Commercial paper	$391.0	$246.7
Bank borrowings	21.4	215.1
Long-term notes	347.6	347.1
	760.0	808.9
Less short-term debt	300.0	300.0
	$460.0	$508.9

On February 11, 1999, the Company issued seven-year, 6.15% notes with a $350 million principal amount. At December 31, 2001, the Company had a $400 million facility that permits borrowings through August 2003 and a $550 million facility that permits borrowings through August 2002 that would be due and payable one year from that date. There are currently no outstanding borrowings under these arrangements, which carry a variable market rate of interest. Restrictive covenants in the borrowing agreements include limitations on additional borrowings, consolidations, mergers, certain sales of assets, and maintenance of certain financial performance measures. Compensating balances and commitment fees are not material in either year.

Bank borrowings represent short-term borrowings with various commercial banks. At December 31, 2001, long-term debt is comprised of the long-term notes plus approximately $112 million in commercial paper and bank borrowings that the Company expects will remain outstanding throughout the next twelve months. At December 31, 2000, long-term debt was comprised of the long-term notes plus approximately $162 million in commercial paper and bank borrowings that the Company expected to remain outstanding for at least twelve months. The weighted average interest rate on borrowings outstanding at December 31, 2001, was 4.30% compared to 6.96% at December 31, 2000. Interest expense, which approximates cash payments of interest on borrowings, was $47.0 million,

$62.8 million, and $60.9 million in 2001, 2000, and 1999, respectively.

Note 8 – Leases

Guidant entered into operating leases for certain land and office buildings with five-year terms ending in 2005 and 2006. The terms of these leases provide Guidant certain tax advantages. The Company has the option to renew the leases or purchase the property for $46 million at the end of the lease terms. If Guidant does not exercise its renewal or purchase options, it has guaranteed any deficiency in the sales proceeds that the lessor may realize in disposing of the leased property. Guidant has also guaranteed the payment of principal and interest on the lessor's indebtedness up to $60 million. At December 31, 2001, the lessor's indebtedness guaranteed by the Company totaled approximately $46 million. The Company does not anticipate that it will incur any losses as a result of these guarantees.

In addition to the leases detailed above, Guidant leases various manufacturing and office facilities and certain equipment under operating leases. Total future minimum lease commitments are as follows:

2002	$ 30.1
2003	27.5
2004	23.3
2005	18.3
2006	8.2
Thereafter	3.7
	$111.1

Rent expense for all leases, including contingent rentals which were not material, amounted to approximately $38.2 million, $34.8 million, and $32.3 million for 2001, 2000, and 1999, respectively.

Note 9 – Income Taxes

Following is a summary of income before income taxes of U.S. and international operations:

	2001	2000	1999
United States	$254.8	$369.7	$455.9
International	412.4	226.1	72.1
	$667.2	$595.8	$528.0

Following is the composition of income tax expense:

	2001	2000	1999
Current:			
Federal	$109.3	$156.7	$162.1
State	18.5	28.2	17.5
Foreign	63.7	35.4	37.1
Total currently payable	191.5	220.3	216.7
Deferred:			
Federal	(0.8)	4.4	(26.8)
State	(7.5)	(1.5)	(0.8)
Foreign	–	(1.7)	(5.6)
Total deferred tax (benefit) expense	(8.3)	1.2	(33.2)
Income tax expense	$183.2	$221.5	$183.5

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

	2001	2000
Deferred tax assets:		
Inventory and product-related reserves	$ 86.1	$ 61.5
Net operating loss, capital loss, and credit carryforwards	60.8	75.6
Accrued liabilities	67.0	60.1
Acquisition of intangible assets	62.8	62.8
	276.7	260.0
Valuation allowances	(45.5)	(46.4)
Total deferred tax assets	231.2	213.6
Deferred tax liabilities:		
Property and equipment	(33.3)	(23.5)
Other	(0.5)	(1.0)
Total deferred tax liabilities	(33.8)	(24.5)
Deferred tax assets, net	$197.4	$189.1

Income taxes paid were $127.6 million, $78.5 million, and $10.6 million in 2001, 2000, and 1999, respectively.

Following is a reconciliation of the effective income tax rate:

	2001	2000	1999
United States federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal tax benefit	1.4	1.2	3.2
Effect of international operations	(9.1)	(5.4)	0.7
Research credit	(1.8)	(2.3)	(2.3)
Benefit from foreign sales corporation	(1.2)	(0.8)	(2.0)
Nondeductible special charges	–	1.8	5.0
Net operating losses and credit carryovers	–	(0.5)	(7.7)
Impulse Dynamics charge	–	6.2	–
Other, net	3.2	2.0	2.9
Effective income tax rate	27.5%	37.2%	34.8%

No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, $783.4 million at December 31, 2001, because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 2001, approximately $72.9 million of federal, state and foreign tax losses and $18.6 million of federal and state credits were available for carryforward. The federal and state carryforwards are subject to valuation allowances and certain restrictions. The losses and credits generally expire within a period of four to fifteen years. At December 31, 2001, $100.6 million of capital losses were available for carryforward. This carryforward is subject to a valuation allowance and expires December 31, 2005.

Note 10 – Employee Benefit Plans
Employee Savings and Stock Ownership Plan: Guidant has created a defined contribution savings plan that covers its eligible United States employees. The plan includes both an employee savings component (savings plan) and an employee stock ownership component (Employee Stock Ownership Plan or "ESOP"). The purpose of the plan is generally to provide additional financial security to employees during retirement.

Participants in the plan may elect to contribute, on a before-tax basis, a certain percent of their annual salary. Participants' contributions may not be invested in Guidant common stock. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes Guidant common stock in a fixed percentage of employees' annual base pay to the plan regardless of whether the employee contributes to the plan.

The Company makes its matching and fixed contributions to the plan's ESOP component. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated among participants' accounts on a periodic basis until these shares are exhausted (approximately 2006, assuming the year-end price per share of Guidant common stock of $49.80 remains constant). At December 31, 2001, the ESOP held approximately 4.4 million shares allocated to employee accounts and 4.6 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings per share. Compensation expense under these plans was $30.3 million, $25.9 million, and $23.4 million for 2001, 2000, and 1999, respectively.

Retirement Plans: The Company sponsors the Guidant Retirement Plan (GRP), a frozen noncontributory defined benefit plan. Only certain employees who met eligibility requirements at the date the GRP was frozen continue to accrue benefits for projected future salary increases under the GRP. The Company's funding policy for the GRP is consistent with United States employee benefit and tax-funding regulations. GRP assets, which are maintained in a trust, consist primarily of equity and fixed income instruments. The Company also sponsors the

	Guidant Retirement Plan (GRP)		Guidant Excess Benefit Plan		Healthcare Retirement Benefit Plan	
	2001	2000	2001	2000	2001	2000
Accumulated Benefit Obligation December 31	$54.8	$49.6	$24.1	$19.4	$12.6	$10.7
Change in Projected Benefit Obligation						
Projected benefit obligation at beginning of year	$53.4	$51.8	$23.2	$ 7.3	$10.7	–
Service cost	–	–	0.2	0.2	1.4	$ 1.2
Interest cost	4.0	3.9	1.7	0.8	0.8	0.7
Initial liability	–	–	–	–	–	8.9
Plan amendments	–	–	–	7.1	–	–
Actuarial loss/(gain)	0.1	(1.5)	1.7	8.2	(0.2)	–
Benefits paid	(1.0)	(0.8)	(0.7)	(0.4)	(0.1)	(0.1)
Projected benefit obligation at end of year	$56.5	$53.4	$26.1	$23.2	$12.6	$10.7
Change in Plan Assets						
Plan assets at fair value at beginning of year	$68.7	$67.9	–	–	–	–
Actual return on plan assets	(6.9)	1.6	–	–	–	–
Company contributions	–	–	$ 0.7	$ 0.4	$ 0.1	$ 0.1
Benefits paid	(1.0)	(0.8)	(0.7)	(0.4)	(0.1)	(0.1)
Plan assets at fair value at end of year	$60.8	$68.7	–	–	–	–
Funded Status of the Plan						
Plan assets in excess of (less than) projected benefits	$ 4.3	$15.3	($26.1)	($23.2)	($12.6)	($10.7)
Unrecognized net loss/(gain)	13.4	(0.8)	7.9	7.1	(0.2)	–
Unrecognized prior service cost	–	–	9.0	10.3	7.7	8.3
Prepaid/(accrued) pension cost	$17.7	$14.5	($ 9.2)	($ 5.8)	($ 5.1)	($ 2.4)
Periodic Benefit Cost						
Service cost	–	–	$ 0.2	$ 0.2	$ 1.4	$ 1.2
Interest cost	$ 4.0	$ 3.9	1.7	0.8	0.8	0.7
Expected return on plan assets	(7.2)	(6.5)	–	–	–	–
Amortization of unrecognized net loss	–	–	0.9	–	–	–
Amortization of unrecognized prior service cost	–	–	1.2	0.9	0.6	0.6
Net periodic benefit cost	($ 3.2)	($ 2.6)	$ 4.0	$ 1.9	$ 2.8	$ 2.5
Assumptions						
Discount rate	7.25%	7.50%	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	10.5%	10.5%	–	–	–	–
Rate of compensation increase	5.9%	5.9%	5.9%	5.9%	–	–
Health care cost trend rate	–	–	–	–	7.0%	7.0%

Guidant Excess Benefit Plan, a non-qualified, unfunded plan for certain of its officers and key employees. In addition, U.S. and Puerto Rico employees of the Company are eligible to receive specified Company paid healthcare retirement benefits under a plan established in 2000. Please see table on page 50.

Certain employees outside the United States participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the preceding table. Expenses attributable to the employees at these locations are included in the results of operations and totaled $5.4 million, $4.4 million, and $4.1 million in 2001, 2000, and 1999, respectively.

Note 11 – Segment Information

The Company manages its business on the basis of one reportable segment: the development, manufacture, and marketing of therapeutic medical technologies for the treatment of cardiovascular and vascular diseases. Guidant's chief operating decision makers use consolidated results to make operating and strategic decisions. See note 1 for a brief description of the Company's business.

Year Ended December 31	2001	2000	1999
Geographic Information			
Net Sales[1]:			
United States	$1,889.1	$1,814.0	$1,651.2
International	818.5	734.7	701.1
	$2,707.6	$2,548.7	$2,352.3
Long-lived assets:			
United States	$ 559.9	$ 523.5	
International	60.7	52.0	
	$ 620.6	$ 575.5	
Classes of Similar Products			
Vascular intervention	$1,225.6	$1,191.0	$1,217.6
Cardiac rhythm management	1,308.3	1,206.7	1,048.6
Endovascular solutions	101.0	94.8	15.3
Cardiac surgery	72.7	56.2	70.8
	$2,707.6	$2,548.7	$2,352.3

[1] Revenues are attributed to countries based on location of the customer.

No single customer represents over 10% of the Company's consolidated sales. Sales of cardiac surgery products in 1999 include sales of general surgery products. See note 3 for further detail.

Note 12 – Financial Instruments

In the normal course of business, operations of the Company are exposed to continuing fluctuations in currency values and short-term interest rates. The Company's objective is to reduce earnings volatility associated with these fluctuations to allow management to focus on core business issues. Accordingly, the Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company's derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes.

Foreign Exchange Risk Management: A portion of the Company's cash flows is derived from transactions denominated in foreign currencies (principally the currencies of Western Europe and Japan). The United States dollar value of transactions denominated in foreign currencies fluctuates as the United States dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward contracts with major international financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases. These contracts also hedge intercompany loans, payables, and receivables. The Company's foreign exchange contracts do not subject it to material risk due to exchange rate movements, because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

No components of the contracts are excluded in the measurement of hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes

in the fair value of the foreign exchange contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2001 or 2000. The Company recognized a $4.1 million gain from foreign exchange contracts which ceased to qualify as cash flow hedges in 2000. Unrealized gains/(losses) on foreign exchange contracts of $6.2 million and ($14.9) million, net of taxes of $1.0 million and $5.1 million, were included as a separate component of accumulated other comprehensive income in 2001 and 2000, respectively. The Company anticipates that all gains and losses in accumulated other comprehensive income related to foreign exchange contracts will be reclassified into earnings by December 2002.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign exchange contracts, and trade receivables. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Hospitals and other health-care providers account for a substantial portion of the trade receivables. Collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments: The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short-term maturities. The cost and estimated fair values of the Company's other significant financial instruments are as follows:

| | 2001 | | 2000 | |
	Cost	Fair Value	Cost	Fair Value
Assets				
Available-for-sale securities	$ 0.5	$ 0.3	$ 0.5	$ 0.2
Held-to-maturity securities	19.3	19.3	26.1	24.7
Other investments	27.9	27.9	18.0	18.0
Liabilities				
Long-term notes	$ 347.6	$ 361.3	$ 347.1	$ 330.2
Foreign exchange contracts	$ –	$ 4.2	$ –	($ 16.1)

The Company determines fair values primarily based on quoted market values. A reasonable estimate of fair value was made using available market and financial information for long-term investments which have no quoted market prices and are accounted for on a cost basis. The fair value of long-term debt was based on the current market rates for debt of similar maturity. The estimated fair values of foreign exchange contracts are calculated using pricing models used widely in financial markets and include all foreign exchange contracts regardless of hedge designation. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Gross unrealized losses associated with available-for-sale securities of $0.2 million, net of taxes of $0.1 million, are included as a separate component of accumulated other comprehensive income in 2001. In 2000, gross unrealized losses associated with available-for-sale securities of $0.3 million, net of taxes of $0.1 million, were included as a separate component of accumulated other comprehensive income. Sales of available-for-sale securities were $1.2 million, $8.5 million, and $25.9 million with associated gains of $0, $5.3 million, and $0 in 2001, 2000, and 1999, respectively.

During 1999, the Company recognized a gain of $16.6 million on an equity investment as a result of

a tax-free stock-for-stock exchange and contributed this investment to the Guidant Foundation. The contribution of $20.2 million was recognized in expense in 1999.

Note 13 – Contingencies

On October 3, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed suit against the Company alleging that the sale of the Company's stent products infringes the Palmaz/Schatz patents owned by Cordis. On April 3, 2000, the parties agreed to dismiss all patent litigation between them and resolve remaining disputes in arbitration proceedings. As part of the agreement, each party received licenses to the other's patents involved in the disputes. The arbitration proceeding regarding the Palmaz/Schatz patents will resolve whether Cordis is entitled to damages based on a limited number of claims under United States patents 4,733,762 and 5,902,332. The arbitration is expected to take place late in the third quarter or in the fourth quarter of 2002.

On February 18, 1998, Arterial Vascular Engineering, Inc. (n/k/a Medtronic AVE, Inc.), filed suit against the Company's subsidiary, Advanced Cardiovascular Systems, Inc. (ACS), in the District Court of Delaware alleging that the sale of the ACS MULTI-LINK Coronary Stent System infringes certain patents owned by Medtronic AVE. The suit is consolidated with a suit by ACS alleging infringement by Medtronic AVE of certain ACS stent patents. The Medtronic AVE complaint also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, Medtronic AVE is seeking injunctive relief and monetary damages and to invalidate ACS stent patents asserted against Medtronic AVE. The Court has approved a joint motion to stay the litigation until September 2002.

On August 20, 2001, the Company and Cook Incorporated (Cook) announced that they had entered into an agreement pursuant to which the Company will act as worldwide exclusive distributor for a new paclitaxel-coated coronary stent to be developed and manufactured by Cook. On September 10, 2001, Boston Scientific Corporation (BSC) sent a Notice of Dispute to Cook alleging that Cook's agreement with the Company appears to constitute actual and anticipatory breaches of a License Agreement with Angiotech Pharmaceuticals, Inc. (Angiotech) granting licenses to BSC and Cook. Pursuant to an agreement among the parties, BSC, Cook, and the Company have dismissed all proceedings except for a newly filed complaint filed by Cook against BSC in the United States District Court for the Northern District of Illinois. The complaint seeks declaratory relief, including a finding that the agreement between the Company and Cook is not a breach of the Angiotech license. BSC has counterclaimed, alleging breach of contract and the covenant of good faith and fair dealing, seeking damages and injunctive relief preventing Cook from implementing its agreement with Guidant. The Court is scheduled to rule on dispositive motions in June. The parties are seeking a late 2002 trial date.

The Company is subject to various other proceedings, many involving routine litigation incidental to the business. Other matters contain allegations that are non-routine and involve compensatory, punitive or treble damage claims or seek declarations affecting the validity of the Company's patents or injunctive relief.

Except with respect to the three cases described above, the outcomes of which could be material to the Company, ultimate liability is not expected to have a material effect on consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period. The Company believes that it has substantial and meritorious defenses relating to the cases described above and intends to contest them vigorously. The Company has also filed lawsuits and has outstanding other legal actions pursuant to which it is seeking recoveries and other relief from the parties named above, among others.

Note 14 – Selected Quarterly Information (Unaudited)

The following table summarizes the Company's operating results by quarter:

	2001				2000			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net sales	$ 718.7	$ 661.6	$ 656.3	$ 671.0	$ 648.8	$ 600.8	$ 668.4	$ 630.7
Cost of products sold	172.2	165.0	155.6	169.5	151.8	149.2	162.3	140.8
Gross profit	546.5	496.6	500.7	501.5	497.0	451.6	506.1	489.9
Research and development	102.9	95.1	92.7	90.7	88.2	85.6	93.0	86.4
Purchased research and development	15.0	–	–	–	–	–	–	–
Sales, marketing, and administrative	219.4	200.0	212.9	203.1	197.9	173.4	191.9	135.6
Litigation settlement, net	–	(10.0)	–	–	–	(12.9)	–	(10.8)
Foundation contribution	–	10.0	–	–	–	–	–	10.8
Interest, net	6.0	7.1	9.0	9.4	11.9	14.0	15.4	13.4
Royalties, net	11.1	10.2	10.6	9.8	11.7	10.3	14.5	14.0
Amortization	11.3	10.8	11.0	10.8	10.8	10.3	11.4	11.5
Other, net	(5.0)	3.4	4.4	1.4	(8.1)	(7.1)	(1.6)	0.3
Special charges	–	–	–	25.0	–	–	–	–
Impulse Dynamics charge	–	–	–	–	127.0	–	–	–
Income before income taxes	185.8	170.0	160.1	151.3	57.6	178.0	181.5	178.7
Income taxes	50.7	47.6	44.8	40.1	49.2	55.2	57.2	59.9
Net income	$ 135.1	$ 122.4	$ 115.3	$ 111.2	$ 8.4	$ 122.8	$ 124.3	$ 118.8
Earnings per share – basic	$ 0.45	$ 0.41	$ 0.38	$ 0.37	$ 0.03	$ 0.41	$ 0.41	$ 0.39
Weighted average common shares outstanding – basic	299.88	299.25	301.22	303.10	302.05	301.10	300.78	300.89
Earnings per share – diluted	$ 0.44	$ 0.40	$ 0.38	$ 0.36	$ 0.03	$ 0.40	$ 0.40	$ 0.38
Weighted average common shares outstanding – diluted	306.99	302.85	305.56	309.44	309.40	310.32	309.24	311.90
Common stock prices:								
High	$ 51.50	$ 40.09	$ 46.00	$ 55.13	$ 70.88	$ 71.81	$ 66.63	$ 75.38
Low	$ 38.20	$ 26.90	$ 33.00	$ 43.76	$ 47.63	$ 45.56	$ 44.44	$ 44.00

SELECTED CONSOLIDATED FINANCIAL DATA

Guidant Corporation

Year Ended December 31	2001[1]	2000[1]	1999[2]	1998[3]	1997[4]
In millions, except per share and other data					
Operations					
Net sales	**$2,707.6**	$2,548.7	$2,352.3	$1,913.1	$1,337.6
Cost of products sold	**662.3**	604.1	578.1	429.2	326.8
Gross profit	**2,045.3**	1,944.6	1,774.2	1,483.9	1,010.8
Research and development	**381.4**	353.2	323.0	287.5	219.1
Purchased research and development	**15.0**	–	49.0	118.7	57.4
Sales, marketing, and administrative	**835.4**	748.8	702.4	580.3	458.3
Net income (loss)	**$ 484.0**	$ 374.3	$ 341.2	($24.8)	$ 122.9
Earnings (loss) per share – basic	**$ 1.61**	$ 1.24	$ 1.14	($0.08)	$ 0.41
Earnings (loss) per share – diluted	**$ 1.58**	$ 1.21	$ 1.10	($0.08)	$ 0.40
Weighted-average shares outstanding – diluted	**306.22**	310.11	310.89	299.64	304.81
Cash dividends declared per share	**–**	–	–	$ 0.025	$ 0.025

December 31	2001	2000	1999	1998	1997
Financial Position					
Working capital	**$ 759.2**	$ 453.1	$ 177.6	$ 202.0	$ 138.7
Current ratio	**2.0:1**	1.6:1	1.2:1	1.3:1	1.3:1
Capital expenditures, net	**149.1**	159.9	175.1	117.6	79.0
Total assets	**2,916.8**	2,521.4	2,250.2	1,619.3	1,294.3
Borrowings	**760.0**	808.9	887.7	444.5	293.7
Borrowings as a percentage of total capitalization	**33.0%**	40.6%	50.6%	42.8%	31.4%
Shareholders' equity	**1,545.8**	1,183.5	867.3	593.9	642.0
Book value per share	**$ 5.05**	$ 3.82	$ 2.79	$ 1.98	$ 2.11
Other Data					
Effective income tax rate[5]	**28.0%**	32.0%	35.4%	36.8%	40.6%
Full-time employee equivalents	**12,076**	10,452	9,157	7,654	6,143
Common shareholders of record	**5,866**	5,797	6,151	4,761	3,873

[1] See Financial Highlights for a description of the special items in 2001 and 2000.

[2] Net income and earnings per share (EPS) include the effects of: (i) purchased research and development charges of $49.0 million recorded in conjunction with the acquisition of Intermedics, (ii) $31.1 million related to transition pay for manufacturing and non-manufacturing personnel of Intermedics and the impact of purchase accounting valuation adjustments required for inventory acquired from Sulzer Medica, Ltd., (iii) merger-related costs of $21.9 million in connection with the acquisition of CardioThoracic Systems, Inc. (CTS), (iv) a special contribution to Guidant Foundation of $20.2 million, (v) $13.6 million of other income in connection with one-time gains on an equity investment, net of the loss on the sale of the general surgery product line, (vi) adjustments to the tax provision for a change in the tax code related to net operating loss carryforwards, and (vii) a cumulative effect of a change in accounting principle, net of taxes of $3.3 million. The total tax impact of all special items was $42.1 million.

[3] Net income and EPS include: (i) purchased research and development charges of $118.7 million recorded in conjunction with the acquisitions of InControl, Inc. and NeoCardia, LLC (NeoCardia), (ii) a $0.7 million restructuring charge in connection with the closure of a German subsidiary of CTS, (iii) a $200.0 million charge related to the settlement of litigation with Sulzer Medica, Ltd., (iv) a $60.0 million charge that settled lawsuits with C.R. Bard, Inc., (v) a $9.2 million expense related to patent infringement damages, and (vi) a $40.0 million non-cash impairment charge on general surgery goodwill related to the patent infringement damages. The tax impact of all special items was $66.3 million.

[4] Net income and EPS include: (i) merger-related costs of $11.1 million in connection with the acquisition of EndoVascular Technologies, Inc., (ii) a special contribution to the Guidant Foundation of $11.5 million, (iii) a one-time gain of $23.2 million on the sale of an equity investment, (iv) a corporate legal reserve of $11.5 million, and (v) a purchased research and development charge of $57.4 million related to NeoCardia. The tax impact of these special items was $20.9 million. Reported net income also includes the cumulative effect of a change in accounting principle of $4.7 million, net of tax.

[5] Excludes all special items.

REPORT OF MANAGEMENT

The management of Guidant Corporation is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based on judgments and estimates by management.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring, and revision of the system of internal accounting controls involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the control system is supported by the selection, retention, and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility, and formalized procedures. The system of internal accounting controls is periodically reviewed and modified in response to changing conditions. An internal audit staff regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

In addition to the system of internal accounting controls, management maintains corporate policy guidelines that help monitor proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The guidelines are documented in the Guidant Code of Business Conduct and are reviewed on a periodic basis with members of management worldwide.

The Audit Committee of the Board of Directors, consisting solely of outside directors, recommends independent auditors for appointment and receives and reviews the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors, and the independent auditors to discuss audit activities, internal controls, and financial reporting matters. The internal auditors and the independent auditors have full and free access to the Audit Committee.

Ronald W. Dollens
President and Chief Executive Officer

Keith E. Brauer
Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Guidant Corporation

We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Indianapolis, Indiana
January 28, 2002

56

GUIDANT

IT'S A GREAT TIME TO BE ALIVE.

www.guidant.com

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to 7 million cardiac and vascular patients worldwide. The company, driven by a strong entrepreneurial culture of 10,000 employees, develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life's most threatening medical conditions. Guidant Corporation shares are traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol GDT. For more information about Guidant's products and services visit our Web site www.guidant.com

CORPORATE HEADQUARTERS

Guidant World Headquarters
Guidant Corporation
111 Monument Circle, 29th Floor
Indianapolis, IN 46204-5129

Guidant Europe
Guidant Europe NV SA
Park Lane
Culliganlaan 2B
1831 DIEGEM
BELGIUM

Guidant Japan
Guidant Japan KK
Shin-Aoyama Bldg., East 4F
1-1-1 Minami-Aoyama
Minato-ku, Tokyo 107-0062
JAPAN

Guidant Asia Pacific
Guidant HK
Suite 2201 Mass Mutual Tower, 38 Gloucester Road
Wanchai
HONG KONG

Guidant Australia
Guidant Australia PTY LTD
7/3 Packard Avenue
Castle Hill
Sydney NSW 2154
AUSTRALIA

Guidant Canada
Guidant Canada
505 Apple Creek Blvd., Unit 4
Markham, Ontario L3R 5B1
CANADA

Guidant Latin America
Guidant Do Brasil
Rua Beira Rio, 57 4th Floor Vila Olympia,
Sao Paulo, SP 04548-050
BRAZIL

OPERATING LOCATIONS

St. Paul, Minnesota
Guidant Corporation
4100 Hamline Avenue North
St. Paul, MN 55112-5798

Santa Clara, California
Guidant Corporation
3200 Lakeside Drive
Santa Clara, CA 95054-2807

Temecula, California
Guidant Corporation
2653 L Ynez Road
Temecula, CA 92591-4628

Menlo Park, California
Guidant Corporation
1525 O'Brien Drive
Menlo Park, CA 94025

Houston, Texas
Guidant Corporation
8934 Kirby Drive
Houston, TX 77054-2830

Clonmel, Ireland
Guidant Corporation
Cashel Road, Clonmel
Co. Tipperary
Ireland

Dorado, Puerto Rico
Guidant del Caribe Ltd.
Road 698, Lot No. 12
Dorado, Puerto Rico 00646

Redmond, Washington
Guidant Corporation
6645 185th Ave. NE Suite 100
Redmond, WA 98052

GB7080